Exhibit 99.1

SILVER WHEATON CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2010

March 23, 2011

Suite 3150, 666 Burrard Street
Vancouver, B.C. V6C 2X8

SILVER WHEATON CORP.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2010

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and any statements as to future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this annual information form are included for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2010, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2010	2009	2008

High	C$1.0778	C$1.3000	C$1.2969
Low	0.9946	1.0292	0.9719
Closing	0.9946	1.0456	1.2112

On March 23, 2011, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was C$1.00 = US$1.0182.

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as “Canadian dollars” or “C$”.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2010, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2010	2009	2008

High	$30.70	$19.18	$20.92
Low	15.14	10.51	8.88
Average	20.19	14.67	14.99
Closing	30.63	16.99	10.79

On March 23, 2011, the closing fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $36.58.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2010, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2010	2009	2008

High	$1,421.00	$1,212.50	$1,011.25
Low	1,058.00	810.00	712.50
Average	1,224.53	972.35	871.96
Closing	1,405.50	1,087.50	869.75

On March 23, 2011, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $1,439.50.

CORPORATE STRUCTURE

Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) was continued under the Business Corporations Act (Ontario).

The Company’s head office is located at Suite 3150, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Company’s active subsidiaries are Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) which is wholly-owned by the Company and is governed by the laws of the Cayman Islands, Silver Wheaton Luxembourg S.a.r.l. which is wholly-owned by Silver Wheaton Caymans and is governed by the laws of Luxembourg, and Silverstone Resources (Barbados) Corp. which is wholly-owned by the Company and is governed by the laws of Barbados. As used in this annual information form, except as otherwise required by the context, reference to “Silver Wheaton” or the “Company” means Silver Wheaton Corp., Silver Wheaton Caymans, Silver Wheaton Luxembourg S.a.r.l. and Silverstone Resources (Barbados) Corp.

SILVER WHEATON AND ITS PRINCIPAL SUBSIDIARIES

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

San Dimas Transaction

On October 15, 2004, the Company entered into a silver purchase agreement (the “San Dimas Silver Purchase Agreement”) (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas and Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver (subject to an annual inflationary adjustment) or the prevailing market price is due, for silver delivered under the agreement. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

See “Description of the Business – Further Disclosure Regarding Mineral Projects on a Material Property – San Dimas Mine, Mexico” for details regarding the San Dimas Mine.

Los Filos Transaction

Silver Wheaton has an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004. Goldcorp’s obligation to deliver an amount equal to the silver production at the San Martin mine was replaced, effective August 6, 2010, with an obligation to deliver an amount equal to the silver production at the Bermejal deposit of the Los Filos mine, which had previously been excluded from the agreement. In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014 as noted under “San Dimas Transaction” above.

Ventana Gold Corp.

On May 21, 2010, the Company acquired, by way of a private placement financing, 1.8 million units of Ventana Gold Corp. (“Ventana”) for total consideration of C$20.7 million ($19.8 million), representing approximately 2% of the outstanding shares of Ventana. As part of this transaction, Silver Wheaton has been granted a right of first refusal over any silver streams relating to Ventana’s La Bodega and Cal Vetas projects. Silver Wheaton tendered its shares into the take-over bid by Aux Canada Acquisition Inc. in March 2011.

Rosemont Transaction

On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont copper project (the “Rosemont Project”) located in Pima County, Arizona. Silver Wheaton will make total upfront cash payments of $230 million, payable on an instalment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in 2011 and has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

Barrick Transaction

On September 8, 2009, the Company entered into a silver purchase agreement (the “Pascua-Lama Silver Purchase Agreement”) with Barrick Gold Corporation (“Barrick”) pursuant to which the Company agreed to purchase an amount of silver equivalent to 25% of the life of mine silver production from Barrick’s Pascua-Lama project (the “Pascua-Lama Project”) located on the border of Chile and Argentina, as well as an amount of silver equivalent to 100% of the silver production from its Lagunas Norte, Pierina and Veladero (Silver Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period) mines until the end of 2013 (the “Barrick Transaction”). The Company will make total upfront cash payment to Barrick of $625 million (the “Upfront Payment”), of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the Barrick Transaction. In addition, per ounce cash payments of the lesser of $3.90 (subject to an annual inflationary adjustment starting three years after achieving project completion at Pascua-Lama) and the prevailing market price is due for silver delivered under the Pascua-Lama Silver Purchase Agreement.

Barrick has provided the Company with a completion guarantee, requiring them to complete the Pascua-Lama Project to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, the Company will be entitled to the silver production from the Lagunas Norte, Pierina and Veladero mines to the extent of any production shortfall at the Pascua-Lama Project, until Barrick satisfies the completion test. If the requirements of the completion test have not been satisfied by December 31, 2015, the agreement may be terminated by the Company. In such an event, the Company would be entitled to the return of the Upfront Payment less a credit for silver delivered up to the date of such event. Barrick has also granted the Company a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama Project, where more than 50% of the value is derived from silver.

If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile, including an expropriation of any part of the Pascua-Lama Project, the selective and discriminatory imposition of any law or war or insurrection, that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to any part of the Pascua-Lama Project, then Silver Wheaton’s entitlement to silver production from that part of the Pascua-Lama Project will be suspended until the political event ceases.

If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile that would reduce Barrick’s economic value of its investment in the Pascua-Lama Project by more than 50%, then Silver Wheaton’s entitlement to silver production from the Pascua Lama Project and the uncredited balance of the Upfront Payment will be reduced to reflect the reduction of Barrick’s economic value of its investment in the Pascua-Lama Project, until the political event ceases. If the political event continues for the term of the transaction, then Silver Wheaton’s entitlement to the repayment of the uncredited balance of the Upfront Payment will be reduced to reflect the suspension of silver sales from the affected portion of the Pascua-Lama Project.

If, after Barrick satisfies the requirements of the completion test, any of Barrick’s subsidiaries that own any part of the Pascua-Lama Project becomes insolvent or bankrupt, or Barrick’s lenders exercise or enforce any security granted to them that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to the Pascua-Lama Project, then the transaction will terminate and Silver Wheaton will be entitled to an immediate repayment of the uncredited balance of the Upfront Payment.

If Silver Wheaton fails to pay any portion of the Upfront Payment to Barrick, then Barrick may terminate Silver Wheaton’s obligation to make any further payments of the Upfront Payment and reduce the amount of the Upfront Payment already paid to Barrick by the lesser of 20% of the amount already paid and $50 million. Following any such reduction, Barrick will continue to sell silver to Silver Wheaton in accordance with the terms of the transaction until the amount of silver sold to Silver Wheaton equals the reduced amount of the Upfront Payment, after which the transaction will terminate.

In November 2010, Argentina passed a federal glacier protection law that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of activity. As stated by Barrick in its 2010 year end Management Discussion & Analysis, Barrick’s view is that its activities do not take place on glaciers and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas. Barrick also states that it believes that the new federal law is unconstitutional and that it believes it is legally entitled to continue its current activities on the basis of existing approvals. In this regard, in November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal legislation, suspending the application of the legislation in the Province and in particular relating to Veladero and Pascua-Lama. The actions have been moved to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation. It is possible that others may attempt to bring legal challenges seeking to restrict Barrick’s activities based on the new federal law. Barrick indicates in its disclosure that it will vigorously oppose any such challenges.

See “Description of the Business – Further Disclosure Regarding Mineral Projects on a Material Property –Pascua-Lama Project, Border of Chile and Argentina” for details regarding the Pascua-Lama Project.

Acquisition of Silverstone Resources Corp.

On May 21, 2009, the Company completed the acquisition of all of the outstanding common shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement. Each common share of Silverstone was exchanged for 0.185 of a common share of Silver Wheaton (each common share of Silver Wheaton generally referred to herein as a “Common Share”), resulting in the issuance of approximately 23.4 million Common Shares. The following interests were acquired as a result of the acquisition of Silverstone:

Minto Mine – A precious metals purchase agreement to acquire 100% of the silver produced from the Minto mine (the “Minto Mine”) in Canada, owned by Capstone Mining Corp. (“Capstone”) and up to 30,000 ounces of gold per annum for the lesser of $3.90 per ounce of silver and $300 per ounce of gold (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver or gold. If gold production from the Minto Mine exceeds 30,000 ounces per year, the Company has committed to purchase 50% of the amount that production exceeds those thresholds for the same per ounce payment noted above.

Cozamin Mine – A silver purchase agreement to acquire 100% of the silver produced from the Cozamin mine (the “Cozamin Mine”) in Mexico, owned by Capstone until 2017 for the lesser of $4.00 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver.

Neves-Corvo Mine – A silver purchase agreement to acquire 100% of the silver produced from the Neves-Corvo mine (the “Neves-Corvo Mine”) in Portugal, owned by Lundin Mining Corporation for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver.

Aljustrel Mine – A silver purchase agreement to acquire 100% of the silver produced from the Aljustrel mine (the “Aljustrel Mine”) in Portugal, owned by I’M SGPS for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver.

Loma de La Plata Project – A debenture with Pan American Silver Corp. (“Pan American”) (formerly with Aquiline Resources Inc.) convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata (the “Loma de La Plata Project”) zone of the Navidad Project in Argentina. On February 25, 2010, the Company elected to convert the debenture with Pan American into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata Project. As such, Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 per ounce is due for silver delivered under the agreement. Silver Wheaton and Pan American are in the process of finalizing the definitive terms of the agreement.

Keno Hill Transaction

On October 2, 2008, the Company entered into a silver purchase agreement with Alexco Resource Corp. (“Alexco”) and Elsa Reclamation & Development Company Ltd. and Alexco Keno Hill Mining Corp. (formerly called Alexco Resource Canada Corp.), each of which are wholly-owned subsidiaries of Alexco, pursuant to which the Company agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $50 million in order to acquire 25% of all payable silver produced from the Keno Hill district, including the currently producing Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill Mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual inflationary adjustment beginning in year four after the achievement of specific operating targets) and the prevailing market price per ounce of delivered silver. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates.

La Negra Transaction

On June 2, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Aurcana Corporation (“Aurcana”) and Cane Silver Inc., a wholly-owned subsidiary of Aurcana, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $25 million in order to acquire 50% of the payable silver produced by the La Negra mine in Queretaro State, Mexico (the “La Negra Mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning in year four after production commences) and the prevailing market price per ounce of delivered silver. In December 2010, the Company sold its La Negra silver interest to Aurcana for cash proceeds of $25 million, resulting in a $5.9 million gain, in addition to being delivered all previously produced but undelivered silver due under the terms of the agreement.

Campo Morado Transaction

On May 13, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Farallon Mining Ltd. (formerly called Farallon Resources Ltd.) (“Farallon”) and Farallon Resources (Barbados) Ltd., a subsidiary of Nyrstar NV, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $80 million in order to acquire 75% of payable silver produced by the Campo Morado property in Mexico (the “Campo Morado Mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning in year four after production commences) and the prevailing market price per ounce of delivered silver. The upfront payment was made on a drawdown basis to fund ongoing capital expenditures at the Campo Morado Mine. Silver Wheaton Caymans received a right of first refusal over any future silver stream involving Farallon.

Mineral Park Transaction

On March 17, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Mercator Minerals Ltd. (“Mercator”) and Mercator Minerals (Barbados) Ltd., a wholly-owned subsidiary of Mercator, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $42 million in order to acquire 100% of the payable silver produced by the Mineral Park mine in the United States (the “Mineral Park Mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning three years after a minimum production level has been met) and the prevailing market price per ounce of delivered silver. Mercator has guaranteed that the Mineral Park Mine will attain a minimum production level by a certain date.

Long-Term Investments

At December 31, 2010, the Company held long-term investments with a market value of approximately $284.4 million. The Company owns more than 10% of each of the following companies, comprising $162.7 million of these long-term investments.

Bear Creek Mining Corporation

During 2010, the Company acquired, by way of private placement, 3.0 million common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) at a price of C$6.40 per share, for total consideration of C$19.1 million. As a result, at December 31, 2010, Silver Wheaton owned 13.3 million common shares, representing approximately 14% of the outstanding shares of Bear Creek. At December 31, 2010, the fair value of the Company’s investment in Bear Creek was approximately $126.7 million.

Revett Minerals Inc.

During 2010, the Company acquired 7.3 million common shares and 1.2 million common share purchase warrants of Revett Minerals Inc. (TSX: RVM) (“Revett”) for $1.9 million. On November 17, 2010, Revett announced a share consolidation (reverse stock split) of common shares on a one for five basis, effective November 19, 2010. At December 31, 2010, Silver Wheaton owned 5.0 million common shares and warrants exercisable to acquire an additional 0.2 million common shares, representing approximately 16% of the outstanding shares of Revett. At December 31, 2010, the fair value of the Company’s investment in Revett was approximately $25.6 million.

Mines Management, Inc.

At December 31, 2010, Silver Wheaton owned 2.5 million common shares of Mines Management, Inc. (NYSE AMEX: MGN, TSX: MGT) (“Mines Management”), representing approximately 11% of the outstanding shares of Mines Management. At December 31, 2010, the fair value of the Company’s investment in Mines Management was approximately $10.4 million.

Other

At December 31, 2010, Silver Wheaton owned common shares and common share purchase warrants of several other publicly traded mineral exploration, development and mining companies. At December 31, 2010, the fair value of such other long-term investments was $121.8 million.

DESCRIPTION OF THE BUSINESS

Silver Wheaton is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has common share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into 14 long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale. Attributable silver and gold as referred to in this annual information form is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.

The Company is actively pursuing future growth opportunities, primarily by way of entering into long-term silver purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed.

Principal Product

The Company’s principal product is silver that it has agreed to purchase pursuant to silver purchase agreements. The Company also acquires gold that it has agreed to purchase pursuant to precious metal purchase agreements. The following table summarizes the silver and gold interests currently owned by the Company (collectively, the “Mining Operations”):

Silver and Gold Interests	Owner	Location of Mine	Attributable Production to be Purchased		Term of Agreement	Date of Contract
			Silver	Gold
San Dimas	Primero Mining Corp. [1]	Mexico	100%[1]	-	Life of Mine [1]	15-Oct-04
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore International AG	Peru	100% [2]	-	20 years	23-Mar-06
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine	24-Jul-07
Minto	Capstone Mining Corp.	Canada	100%	100% [3]	Life of Mine	1-Dec-08
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years	4-Apr-07
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years [4]	8-Sep-09
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years [4]	8-Sep-09
Veladero	Barrick Gold Corporation	Argentina	100% [5]	-	4 years [4]	8-Sep-09
Other
Los Filos	Goldcorp Inc.	Mexico	100%	-	25 years	15-Oct-04
Keno Hill	Alexco Resource Corp.	Canada	25%	-	Life of Mine	2-Oct-08
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine	17-Mar-08
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	Life of Mine [6]	5-Jun-07
Stratoni	European Goldfields Ltd. [7]	Greece	100%	-	Life of Mine	23-Apr-07
Campo Morado	Nyrstar NV	Mexico	75%	-	Life of Mine	13-May-08
Aljustrel	I'M SGPS	Portugal	100%	-	Life of Mine [6]	5-Jun-07
Loma de La Plata	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine	n/a [8]
Rosemont	Augusta Resource Corporation	USA	100%	100%	Life of Mine	11-Feb-10

(1)	On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was previously part of the Luismin mines, to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, which was set to expire in 2029, was extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
(2)	To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.
(3)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
(4)	Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.
(5)	Silver Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
(6)	With a nominal term of 50 years.
(7)	95% owned by European Goldfields Ltd.
(8)	Terms of the agreement not yet finalized.

Further details regarding the purchase agreements entered into by the Company in respect of these silver and gold interests can be found under the heading “General Development of the Business – Three Year History” above, except for the following interests which were entered into prior to the past three years:

Zinkgruvan Mine

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the payable silver produced by Lundin’s Zinkgruvan mining operations (the “Zinkgruvan Mine”) in Sweden for the life of mine for the lesser of $3.90 per ounce of silver (subject to an annual inflationary adjustment) and the then prevailing market price per ounce of silver.

Yauliyacu Mine

On March 23, 2006, the Company entered into a silver purchase agreement (the “Yauliyacu Silver Purchase Agreement”) with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the payable silver produced from Glencore’s Yauliyacu mining operations (the “Yauliyacu Mine”) in Perú, up to a maximum of 4.75 million ounces per year, for a period of 20 years commencing in March of 2006, for $3.90 per ounce of silver (subject to an annual inflationary adjustment). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows. During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu Mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

See “Description of the Business – Further Disclosure Regarding Mineral Projects on a Material Property - Yauliyacu Mine, Perú” for details regarding the Yauliyacu Mine.

Peñasquito Mine

On July 24, 2007, Silver Wheaton Caymans entered into a silver purchase agreement (the “Peñasquito Silver Purchase Agreement”) with Goldcorp Inc. (“Goldcorp”) and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito Mine located in Mexico (the “Peñasquito Mine”) over its entire mine life, for an upfront cash payment of $485 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment three years after commercial production commences) and the then prevailing market price per ounce of silver.

See “Description of the Business – Further Disclosure Regarding Mineral Projects on a Material Property - Peñasquito Mine, Mexico” for details regarding the Peñasquito Mine.

Stratoni Mine

On April 23, 2007, Silver Wheaton Caymans entered into a silver purchase agreement with European Goldfields Limited (“European Goldfields”) and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which the Company agreed to purchase 100% of the payable silver produced by Hellas Gold from the Stratoni mine (the “Stratoni Mine”) located in Greece over its entire mine life, for an upfront cash payment of $57.5 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment after April 23, 2010) and the then prevailing market price per ounce of silver. During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields.

There is a worldwide silver market into which the Company can sell the silver purchased under the silver purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the silver that it acquires pursuant to its silver purchase agreements. The silver in concentrate from the Zinkgruvan Mine, the Stratoni Mine, the Neves-Corvo Mine, the Cozamin Mine and the Minto Mine is purchased from Silver Wheaton by various smelters and off-takers at the worldwide market price for silver. The same applies to any gold purchased by the Company under any precious metals purchase agreements.

Competitive Conditions

The Company is the largest silver streaming company in the world. The ability of the Company to acquire additional silver in the future will depend on its ability to select suitable properties and enter into similar silver purchase agreements. See “Description of the Business — Risk Factors — Competition”.

Operations

Raw Materials

The Company purchases silver (and, to a lesser extent, gold) pursuant to the purchase agreements described under “Description of the Business – Principal Product”.

Employees

Currently, the Company and its subsidiaries have an aggregate of 24 employees.

Foreign Interests

The Company currently purchases or expects to be purchasing silver (and, to a lesser extent, gold in some instances) from mines in Mexico, the United States, Greece, Sweden, Perú, Chile, Argentina and Portugal. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks relating to the Mining Operations — International Interests”.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is the purchase of silver (and, to a lesser extent, gold) production from producing mining companies. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

Risks Relating to the Mining Operations

To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations”.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the silver (and in some cases gold) produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the silver purchase agreements or the precious metals purchase agreements. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations.

Taxes

The Company’s operating profit is derived primarily from its subsidiaries, Silver Wheaton Caymans and Silverstone Resources (Barbados) Corp., which are incorporated and operated in the Cayman Islands and Barbados, respectively, such that the Company’s profits are subject to minimal income tax.

The introduction of new tax laws or regulations, or changes to, or differing interpretation of, existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the Mining Operations are located or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Competition

The Company competes with other companies for silver and precious metals purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable silver and precious metals purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its silver and precious metals purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional silver and precious metals purchase agreements in the future.

Silver and Gold Produced as a By-Product

Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill Mine and the Loma de La Plata Project, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Market Price of the Common Shares and the Common Share Purchase Warrants

The Common Shares are listed and posted for trading on the TSX and on the NYSE and the Company’s common share purchase warrants are listed and posted for trading on the TSX. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares and the Company’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver and gold prices, the Company’s financial condition or results of operations as reflected in its quarterly earnings reports, and the other risk factors identified herein.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this annual information form, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Dividend Policy

There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the control’s necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

Risks Relating to the Mining Operations

Governmental Regulations

The Mining Operations are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

International Operations

The operations at the Luismin Mines, the Peñasquito Mine, the La Negra Mine, the Campo Morado Mine and the Cozamin Mine are conducted in Mexico, the operations at the Zinkgruvan Mine are conducted in Sweden, the operations at the Yauliyacu Mine, the Lagunas Norte mine and the Pierina mine are conducted in Perú, the operations of the Stratoni Mine are conducted in Greece, the operations at the Mineral Park Mine and the Rosemont Project are conducted in the United States, the operations of the Keno Hill Mine and the Minto Mine are conducted in Canada, the operations of the Pascua-Lama Project are conducted in Chile and Argentina, the operations of the Veladero Mine and the Loma de La Plata Project are conducted in Argentina, and the operations of the Neves-Corvo Mine and the Aljustrel Mine are conducted in Portugal, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Argentina and Peru are countries that have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted.

Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of these properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property. See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Compliance with Laws

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Mineral Reserve and Mineral Resource Estimates

The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated reserves and/or resources.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life-of-mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of silver or gold will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Land Title

No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the silver and precious metals purchase agreements with the Company.

Commodity Price Fluctuations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Permitting, Construction, Development and Expansion Risk

The Peñasquito Mine, the Mineral Park Mine, the Keno Hill Mine, the Pascua-Lama Project, the Loma de La Plata Project and the Rosemont Project are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

Technical Information

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Mining Operations have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”) or in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This annual information form uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the United States Securities and Exchange Commission. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserves and Mineral Resources

The attributable Mineral Reserves and Mineral Resources contained in this annual information form reflect the reserves and resources for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2010, unless otherwise noted:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)

AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	180.0	27.0	156.4	175.4	19.6	110.8	355.4	23.4	267.2	70%
Heap Leach	4.7	20.1	3.0	12.3	15.5	6.1	17.0	16.8	9.1	26%
San Dimas(10)	2.1	364.0	24.8	3.8	314.7	38.1	5.9	332.5	62.9	94%
Pascua-Lama (25%)	9.8	58.9	18.6	86.3	53.8	149.2	96.1	54.3	167.9	82%
Lagunas Norte(11)	4.7	4.5	0.7	55.3	3.7	6.6	60.0	3.8	7.3	21%
Pierina(11)	18.8	12.7	7.7	11.6	12.6	4.7	30.4	12.7	12.4	37%
Veladero(11)	5.3	13.3	2.3	86.8	15.0	42.0	92.1	14.9	44.3	6%
Yauliyacu(12)	1.2	98.6	3.8	2.1	128.8	8.8	3.3	118.0	12.6	86%
Neves-Corvo
Copper	21.2	43.0	29.3	2.1	48.0	3.2	23.2	43.4	32.5	35%
Zinc	34.3	63.9	70.5	8.2	56.0	14.8	42.6	62.4	85.3	23%
Rosemont(13)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(13)	302.6	2.7	26.4	76.7	2.9	7.2	379.3	2.8	33.6	49%
Zinkgruvan
Zinc	8.3	105.0	28.1	2.7	63.0	5.4	11.0	94.8	33.4	70%
Copper	2.8	32.0	2.9	0.1	29.0	0.1	2.9	31.9	2.9	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Campo Morado (75%)	0.4	273.7	3.5	1.1	186.6	6.4	1.5	210.0	9.9	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	88%
Minto	7.8	5.4	1.3	5.1	4.9	0.8	12.9	5.2	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
Los Filos(14)	62.7	4.4	8.9	185.9	5.4	32.1	248.6	5.1	41.0	5%

Total Silver			419.7			522.3			942.0
GOLD
Minto	7.8	0.63	0.16	5.1	0.54	0.09	12.9	0.60	0.25	74%
Total Gold			0.16			0.09			0.25

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)

AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	8.1	23.5	6.1	62.1	30.8	61.5	70.2	30.0	67.6
Heap Leach	0.1	11.1	0.02	1.0	15.8	0.5	1.0	15.6	0.5
Pascua-Lama (25%)	4.5	25.5	3.7	48.0	24.4	37.7	52.5	24.5	41.4
Yauliyacu(12)	0.2	150.1	1.0	4.3	152.4	20.9	4.5	152.3	21.8
Neves-Corvo
Copper	16.7	55.9	30.1	1.9	55.7	3.4	18.6	55.9	33.5
Zinc	25.2	53.1	43.0	6.1	45.4	8.8	31.3	51.6	51.8
Rosemont(13)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(13)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	82.8	4.4	2.8	113.0	10.0	4.4	101.7	14.4
Copper	1.4	26.2	1.2	0.2	25.4	0.1	1.6	26.1	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	0.04	58.0	0.1	3.8	164.2	19.9	3.8	163.2	20.0
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.4	3.8	0.6	19.2	2.9	1.8	24.6	3.1	2.4
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)
Underground	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos(14)	13.0	4.0	1.7	125.1	5.4	21.9	138.1	5.3	23.5

Total Silver			112.3			253.0			365.3
GOLD
Minto	5.4	0.47	0.08	19.2	0.24	0.15	24.6	0.29	0.23
Total Gold			0.08			0.15			0.23

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)

AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Peñasquito (25%)
Mill	10.2	30.8	10.1
Heap Leach	0.4	14.5	0.2
San Dimas(10)	16.9	329.8	178.7
Pascua-Lama (25%)	7.3	15.6	3.7
Yauliyacu(12)	16.8	176.6	95.1
Neves-Corvo
Copper	26.3	41.0	34.7
Zinc	26.8	52.8	45.5
Rosemont(13)	163.0	2.1	11.2
Mineral Park(13)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.1	70.0	11.5
Copper	1.0	33.0	1.0
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	1.1	177.8	6.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	6.0	2.8	0.5
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)
Underground	0.03	320.2	0.3
Los Filos(14)	224.4	6.0	43.6

TOTAL SILVER			494.3
GOLD
Minto	6.0	0.25	0.05
TOTAL GOLD			0.05

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:

	a.	Peñasquito – Guillermo Pareja, Ph.D., P.Geo. (Manager Mineral Resources), Peter Nahan, AusIMM. (Senior Evaluation Engineer), both employees of Goldcorp Inc.
	b.	San Dimas –Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited)
	c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton), both employees of the Company (the “Company’s QPs”)
The Company’s QPs are responsible for overall corporate review and all other operations and development projects.
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Cozamin, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2010, other than the following:
	a.	Resources and Reserves for Yauliyacu are reported as of July 31, 2010.
	b.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2010.
	c.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
	d.	Resources for Mineral Park are reported as of December 29, 2006.
	e.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
	f.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of February 29, 2008, Reserves and Resources for the G-9 deposit as of December 31, 2009.
	g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
	h.	Resources and Reserves for Cozamin are reported as of December 31, 2009.
	i.	Resources for Keno Hill are reported as of November 9, 2009 and April 22, 2010 for the Elsa Tailings.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $15.00 per ounce of silver, unless otherwise noted below:
	a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $16.00 per ounce.
	b.	Yauliyacu - $18.50 per ounce.
	c.	Neves-Corvo – 1.6% Cu cut-off for the copper Reserve and 4.3% Zn cut-off for the zinc Reserves above the 550 level and 6% Zn cut-off for zinc Reserves below the 550 level.
	d.	Rosemont – $10.00 per ounce.
	e.	Mineral Park – $7.50 per ounce.
	f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve
	g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Reserves.
	h.	Campo Morado - 3.0% Zn cut-off for the Abajo, West Extension and South East zones and 5% Zn cut-off for the North zone.
	i.	Minto – $3.90 per ounce silver and $300 per ounce gold.
	j.	Cozamin – $4.00 per ounce.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $17.00 per ounce of silver, unless otherwise noted below:
	a.	Yauliyacu – $18.50 per ounce.
	b.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
	c.	Rosemont – 0.2% Cu cut-off.
	d.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
	e.	Mineral Park – $7.50 per ounce.
	f.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Resources.
	g.	Campo Morado – 3.0% Zn only cut-off grade for the G-9 zones and 5% Zn cut-off for the South West zone and El Largo, El Rey, Naranjo and Reforma deposits.
	h.	Loma de La Plata – $12.50 per ounce
	i.	Minto – $12.00 per ounce silver and $900 per ounce gold.
	j.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
	k.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone and $17.00 per ounce for the Elsa Tailings.

10.
The San Dimas purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable tonnage at Lagunas Norte, Pierina and Veladero was estimated by assuming 2010 production levels for the remaining three years. This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2010 Proven and Probable Mineral Reserves as published by Barrick Gold Corporation (“Barrick”), applying average reserve grades.

12	The Company’s Yauliyacu purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows. Depending upon mine production levels, it is possible that these attributable Resources and Reserves may not be completely mined before the agreement expires.
13.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
14.	Los Filos Resources and Reserves now include the Bermejal deposit.
15.
The Company has filed a technical report for each of its mineral projects considered to be material to the Company, being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.

16.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill Mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

FURTHER DISCLOSURE REGARDING MINERAL PROJECTS ON MATERIAL PROPERTIES

SAN DIMAS MINES, MEXICO

At the request of the Company, Velasquez Spring, P.Eng., Senior Geologist at Watts, Griffis and McOuat Limited (“WGM”), and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Tayoltita, Santa Rita, and San Antonio Mines, Durango Mexico for Silver Wheaton Corp.” dated March 14, 2011 (the “San Dimas Report”). Velasquez Spring and Gordon Watts are each qualified persons and independent of the Company within the meaning of NI 43-101.

The following description of the San Dimas Mines has been summarized from the San Dimas Report, with relevant 2010 updates. Readers should consult the San Dimas Report to obtain further particulars regarding the San Dimas Mines. The San Dimas Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Project Description and Location

Primero’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states include San Antonio (Central Block), Tayoltita and Santa Rita. The San Dimas mining district is centered on latitude 24 degrees 6 minutes N and longitude 105 degrees 56 minutes W located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico. The San Dimas properties are surveyed and contained in a contiguous block in an area of 24,965.5 hectares. Primero also holds 28 mining concessions (3,470.4 hectares) at Mala Noche-Ventanas-San Cayeto (the “Ventanas Project”) a former small, underground mine located approximately 23 kilometres SE from the San Dimas mine.

As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor and the licences are in good standing. Surface rights have been secured by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities. There are no royalties payable to any entity. Current Mexican legislation does not require government royalty payments. Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations.

All mines are underground gold and silver operations using primarily mechanized cut and fill mining methods. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Johnson Matthey in Salt Lake City, Utah. The mill currently has an installed capacity of 2,100 tonnes per day. In 2010, the mill averaged 1,806 tonnes per day (based on 339 days of production) and production from the San Dimas Mines was 85,400 ounces of gold and 4,530,000 ounces of silver.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate one hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

The climate of the San Dimas area is semi-tropical characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September) however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own system and the Federal Power Commission supply system. Primero operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission supply system. Primero’s hydroelectrical power was increased with additional turbines in a tunnel from Trout Lake. Except for a few months of the year, during the dry season, hydroelectric generation from the Trout Reservoir provides all the electric requirements of the San Dimas Mine. An increase in the height of the face of the dam is planned for the future in order to increase the capacity of the Trout Reservoir to meet the San Dimas Mine’ electric requirements year round.

The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill. The San Antonio mine is located seven kilometres west of the Tayoltita mine in the State of Sinaloa. The mine and mill at San Antonio have been shut down.

History

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

Historical production through 2010 from the San Dimas Mine is estimated at 11.61 million ounces of gold and 587 million ounces of silver, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas Mine during 2010 was approximately 85,429 ounces of gold and 4.53 million ounces of silver while production in 2009 was approximately 113,000 ounces of gold and 5.1 million ounces of silver.

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions approximately 3,500 metres in total thickness: the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy. One variety is fragmental, varying from lapilli tuff to coarse agglomerate and the other has a porphyritic texture.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita, Magdalena and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusive, part of the Sinaloa composite batholiths.

Other intrusives cutting the LVG include the Intrusive andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously ranging from 102 to 43 million years.

The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however, within most of the district, it is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. This is highlighted in the preceding diagram. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical (Peña fault) to less than 55° (Guamuchil fault). Offsets on the blocks range from a down-throw of 150 metres on the Peña and Arana faults, to more than 1,500 metres on the Guamuchil fault.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Primero has termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Primero and its predecessors were able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

Exploration of the Favourable Zone at San Dimas District has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Primero. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%).

Primero applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone. For more than 30 years, Luismin had historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Arana, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were sub horizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Exploration in 2010 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block, the Central Block (Robertita), and the Arana Hanging Wall, located between the Tayoltita mine and the Santa Rita mine. The Sinaloa Graben is a North-South trending block more than 7 kilometre long by almost 2 kilometre wide, bounded by two regional faults, Limoncito on the east and Sinaloa on the west, containing more than 10 veins of which only two, San Juan and San Vicente veins have been mined with the remainder of the veins unexplored.

In 2010, exploration drilling included 42,000 metre in 118 holes, and 315 metre of exploration drifting being completed. The majority of additional Mineral Reserves found during 2010 were located in the Sinaloa Graben.

Central Block

In the Central Block exploration (50 holes – 13,900 metres) was focused on upgrading the inferred mineral resources to proven and probable mineral reserve categories and to expand the knowledge at depth of the mineralized system. Drilling indicated that the known mineralization extends to a depth of at least 150 metres below the deepest current exploitation level.

Sinaloa Graben

In the Sinaloa Graben, 29 holes were completed for a total of 11,200 metres of drilling. Drilling was focused on improving the certainty of the inferred mineral resource and to confirm that the mineralization (ore shoots) were a continuation of the ore shoots of the Central Block. The exploration results at Sinaloa Graben continue to confirm higher grade mineralization than existing Mineral Reserves and Mineral Resources. A recent discovery while drifting in Sinaloa Graben yielded 22.8 gram per tonne of gold and 2,054 gold per tonne of silver over 4.42 metre. The newly discovered Aranza vein, along the same drift also showed high-grade with 10.3 gram per tonne of gold and 1,115 gram per tonne of silver over 2.75 metres.

Results have also proven high-grade mineralization extends beyond the Sinaloa Graben to the west (West Block) and at depth. The Santa Teresa vein, 150 metres to the west of Sinaloa Graben, showed 16.0 gram per tonne of gold and 508 gram per tonne of silver over 2.90 metres true width, which is much higher grade and width than the current average. This area has never been explored in detail and has now been included into the 2011 exploration plan.

Arana Hanging Wall

In the Arana Hanging Wall area, 23 holes were completed in 2010 for a total of 11,900 metres of drilling. The objective of the 2010 exploration program in the Arana Hanging Wall area was to confirm the presence of the large ore shoots suggested by previous results.

Drilling results successfully confirmed the presence of mineralization at above average Mineral Reserve grade but at narrow widths. Holes A-25-217(1) and HW-4G-01B returned 7.9 gram per tonne of gold and 778 gram per tonne of silver in a width of 0.80 metre, and 8.7 gram per tonne of gold and 203 gram per tonne of silver in a width of 0.60 metre.

A 400 metre x 400 metre grid diamond program, over an area 1.5 kilometre x 3.5 kilometre, totaling 65 drill holes was begun in 2010 in the Arana Hanging Wall. Four drill holes were completed in 2010 on this potential high grade zone with 12 holes planned for 2011 (eight of the drill sites have been prepared ready to begin the drilling).

Development drilling in 2011 will be focused in the Central Block and Sinaloa Graben areas. The Central Block area is still expected to provide the majority of the ore at the San Dimas Mine, with a small amount of higher-grade ore to come from the main exploration area of Sinaloa Graben. Primero intends to construct additional tunnels in 2011 to open new access routes to the main production and exploration areas and increase operational flexibility.

The 2011 exploration plan is intended to increase Mineral Reserves and Mineral Resources at a higher rate than in recent years. The plan includes the operation of 12 drill rigs in 2011 (nine in 2010), 53,000 metres of diamond drilling and 3,800 meters of exploration drifting. Drilling will target the Sinaloa Graben area, the Roberta, Robertita and Julieta veins in the Central Block, and the Arana Hanging Wall area. The three-year plan also includes exploration of the larger land package at the San Dimas Mine as historically only the immediate mine area has been explored in detail.

It is anticipated that drifting in Sinaloa Graben in 2011 will approach the Roberta, Robertita and Nancy high-grade veins systems of the adjacent Central Block. These veins account for the majority of the production at the Central Block and are expected to account for a large portion of the Mineral Reserves within the Sinaloa Graben.

Exploration results in Sinaloa Graben continue to confirm mineralization of a higher grade and in wider veins than average existing Mineral Reserves. Primero anticipates that within five years the Sinaloa Graben will contribute about 50% of production at the San Dimas Mine.

Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however hydrothermal activity continued for at least another 5.0 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metre. They have been followed underground from a few metres in strike-length to more than 1,500 metres. An example of a vein with mineralization in the Favourable Zone extending for more than 2,000 metres in the Tayoltita Mine, the San Luis Vein, is illustrated below.

Three major stages of mineralization have been recognized in the district: 1) early stage; 2) ore forming stage; and 3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: 1) quartz-chlorite-adularia; 2) quartz-rhodonite; and 3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metre); however, most average 150 metre in strike-length. Down-dip extensions of ore shoots are up to 200 metre but are generally less than the strike length.

Drilling

Primero conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs. Twelve diamond drill rigs and crews are employed in the mines, of which four are contracted

Development drilling in 2011 will be focused in the Central Block and Sinaloa Graben areas. The Central Block area is still expected to provide the majority of the ore at the San Dimas Mine, with a small amount of higher-grade ore to come from the main exploration area of Sinaloa Graben. Primero intends to construct additional tunnels in 2011 to open new access routes to the main production and exploration areas and increase operational flexibility.

Sampling and Analysis

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling.

Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope. Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

At each of the mines, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 metre intervals. Splits are also taken along the sample line to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begins, the sample line spacing may be increased to 3.0 metres. Sampling is done by a chip-channel, cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay at the mine assay laboratory. Sample intervals are clearly marked on the underground workings with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done between the mine assay laboratory, and check assays at SGS laboratories in Durango. Routine assaying of standards is also carried out at the mine assay laboratory.

Security of Samples

The procedures used by Primero’s assay laboratories are those originally introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved, perhaps through more rolling of the pulp sample for improved homogenization, better control of dust and rock chips in the crushing-grinding area.

In order to monitor the quality of the assay results of the Tayoltita mine laboratory, Primero every three months sends a series of blanks, standard and duplicate samples to the commercial laboratory SGS in Durango Mexico. A total of 728 samples were sent for comparative analysis in 2010.

The Tayoltita results, particularly during the first and fourth quarters of 2010 showed differences of some concern of the assay results with those of the SGS laboratory and particularly those of the gold assay results of the blank and standard samples. These differences could be due to the weighing of the sample; the method of analysis; a human error; or contamination of the sample at the start of the assaying process; or a combination of them.

WGM noted during the visit to the Tayoltita laboratory that the Primary Crusher was contained in the same room as that of the further processing (grinding and splitting etc.) and WGM suggested that the dust from the Primary Crusher might be contaminating the sample and the cause of the differences. Primero plans to relocate and separate the Primary Crusher from the grinding of the samples.

WGM recommends that Primero continue and closely monitor the program of sending the samples to the SGS laboratory to ensure the quality of the Tayoltita assaying is neither over nor under estimate the mineral reserves. WGM believes, however, that the sample preparation, analysis and security process is without any serious problems.

Mineral Reserve and Mineral Resource Estimates

See “Description of the Business – Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources for the San Dimas Mines as of December 31, 2010.

Mining Operations

The mines of Primero in the San Dimas district consist of three underground gold and silver mining operations at Tayoltita, San Antonio (Central Block) and Santa Rita. With the current and near term mine plans, the Central Block is scheduled to provide the San Dimas mine production. Production is programmed to come from 10 veins (35 stopes) in the Central Block. With completion of the San Luis Tunnel, development of the Central Block has evolved to connect with the San Antonio mining area. This mining area is characterized by veins that dip 75° with variable widths and is currently being developed as an important mining area for San Dimas. The typical mining operations employ mechanized cut-and-fill mining using load, haul and dump equipment. Primary access is provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain. All milling operations are now carried out at a central milling facility at Tayoltita which has a capacity of 2,100 tonnes per day. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to doré.

The San Antonio Mill operation was put into care and maintenance in November 2003 with all milling consolidated to the Tayoltita Mill and all former San Antonio mine production considered part of the Central Block Mine operation. In 2010, the mill averaged 1,806 tonnes per day (339 days of operations).

The production from the San Dimas operations in 2010 was 612,253 tonnes at an average grade of 4.46 gram Au per tonne and 244 gram Ag per tonne for production of 85,429 oz gold and 4.53 million oz silver at recoveries of 97% and 94%, respectively. In 2009 the production was 673,311 tonnes at an average grade of 5.36 gram Au per tonne and 249 gram Ag per tonne for production of 113,018 oz gold and 5,093,385 oz silver at recoveries of 97.4% and 94.6%, respectively, and in 2008 the production was 657,479 tonnes at an average grade of 4.25 gram Au per tonne and 259 gram Ag per tonne for production of 86,682 oz gold and 5,113,466 oz silver at recoveries of 97.2% and 93.9% respectively.

The Tayoltita mill presently employs two-stage crushing and two ball mills (12 feet x 14 feet) that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Two pumping systems have been installed to transport the high density tailings (53% solids) slurry to a box canyon 1,847 metre east and up 125 metre from the mill site for permanent disposal. Refining uses an induction furnace to produce 1,000 oz gold and silver doré bars (average 98% pure).

The Tayoltita Mill has undergone a series of plant expansions over its operating life which has resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,350 tonne per day to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is operating atMill's capacity is 2,100 tonne per day. The 2,100 tonne per day expansion since 2003 included a new cone crusher and dust collection/system and the installation of a 1,000 horsepower ball mill providing two stage grinding and the Putzmeister tailings pump. The expansion retrofitted a number of existing tanks for higher capacity for solid liquid separation. As well, the expansion included more automation, process controls and a general upgrade of the plant power distribution / control system.

Las Truchas Hydro Generating Power Plant/Line

The construction of the Las Truchas hydro generated power line that began in 2005 and were completed in 2008. This 34 kilovolt ampere power line from Las Truchas Dam, 42 kilometre north of the San Dimas Mine, has expanded the former available power from 1.4 megawatt to 7.0 megawatt (Stage 1) and reduced power costs from 11 cents per kilowatt hour to 1.5 cents per kilowatt hour. More than US$33.0 million has been invested since 2005 (US$20.9 million in 2007) to complete Stage 1. Stage 1 involved both the relocation of the town at the dam site and the construction of a new power house. Primero intends to proceed with Stage II to provide an additional 7 megawatt to further reduce operating costs at the mine. The face of the dam will be increased by Primero to increase storage capacity to maintain power production during the dry season.

During 2010 some of the parameters in the operation of the hydroelectric facility were determined to justify the viability of a second stage. Also during 2010 it was possible to exercise the important option to interconnect with the local power grid (CFE) through the improvement of the main substation at Tayoltita that will allow in 2011 to form a buy/sell contract for the surplus energy to the district network.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. At that time the operation relied on 10 pumping stations to elevate the tailings to the containment site. The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings were left to dehydrate and efforts to establish a natural vegetation cover have been undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but it may be impacted with higher suspended solids in periods of heavy rainfall. Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam. Since significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 cubic metre of borrowed material. The 10 relay tailings pumping stations were replaced with three positive displacement pumps operating in parallel and a new tailings pumping system installed with the capacity to pump high density tailings (53% solids) a distance of 1,847 metre and up a 125 metre difference in elevation to the dam. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.

Construction of the initial phase of an earthen berm against the downstream side of the dam had been completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of two basins in the back of the dam with a 50,000 cubic metre capacity to collect and neutralize the “contact water” (the water that falls on the dam) that could contaminate the dry tailings deposited and a second basin (in series with the previous basin) in case that the first basin’s capacity is exceeded. A perimeter wire fence was also constructed around the tailings dam area to neutralize the contact water dam area to limit the access by persons and animals. The project includes the construction of a seepage drainage and collection channel below the dam.

During 2007, stages II and III of the remediation recommendations by AMEC (Canadian consultant) were completed and the storage capacity at a mill rate of 2,500 tonne per day is more than 30 years.

During 2010 the installation of the third filter band (113 metre) at Cupias was started to guarantee that 100% of the tailings coming from the beneficiating plant (mill) could be processed. At the end of 2010 the project had advanced with 50% of the project completed and with the advantage that the filter had arrived in the customs house and the major critical components were already in Tayoltita (vacuum pump belt etc.). Primero plans to terminate the third filter house by April 2011 at a total investment of US$2.27 million.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill operation was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submittal of an environmental assessment that demonstrated the validity of the plan. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however the rains and lack of an access road significantly affected progress.

During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall). The present hydraulic dam design was confirmed during 2008 through a series of tests.

Presently the dam is in a monitoring phase to determine if existing tailings displacements can physically affect the concrete. To-date some vertical displacement (settling of the material) during the rainy season has been detected. It is anticipated that this monitoring would require about six months.

Capital expenditures for environmental purposes since totaled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio. In 2010, approximately $1.5 million was spent installing a third tailings filter. The full project costs $2.3 million and was 65% complete at December 31, 2010.

Capital expenditures on the remediation of the San Antonio tailings dam since 2005 has totalled approximately US$9.6 million at the end of 2008. Due to problems with the landowners ("ejido") it was not possible to advance very much with this project, one was able to prepare the aggregate material that will be used on the water dam below (based on the Hermosillo Sonora engineering study titled "Basic Engineering Studies"). Primero plans to complete this project during the first six months of 2011. The only remaining items to complete are the concrete covering of the dam and the construction of a diversion channel.

Environment

At the time of Goldcorp’s acquisition of the San Dimas operations (through a predecessor company, Wheaton River Minerals Corporation), the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since the acquisition by Goldcorp in 2002, a number of improvements have been made and extensive work is ongoing to further improve the standard of the tailings operation.

Goldcorp’s practice had been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Previously the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations were addressed by Goldcorp and capital investments were made to upgrade the containment structures and tailings operations to bring them more in line with accepted practice. Capital expenditures for environmental purposes since 2004 have totalled approximately US$10.7 million at Tayoltita/Cupias and US$9.6 million at San Antonio. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailings dam in 2005 was US$1.6 million, US$0.6 million in 2006 and US$3.2 million in 2007.

Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the San Dimas tailings management operations are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Production Information

The following table summarizes 2008 to 2010 silver production from the San Dimas Mines:

	Units	2008	2009	2010
Ore Processed	(tonne)	657,500	673,311	612,300
Gold Grade	(g/t)	4.3	5.3	4.6
Silver Grade	(g/t)	261	249	244
Gold Recovery	(%)	97	98	97
Silver Recovery	(%)	94	95	94
Produced Gold	(oz)	86,700	113,000	85,400
Produced Silver	(oz)	5,113,500	5,093,400	4,530,000

YAULIYACU MINE, PERÚ

Neil Burns, Director of Geology of the Company, and Samuel Mah, Director of Engineering of the Company, prepared an updated technical report in accordance with NI 43-101 entitled “2010 Resource and Reserve Update, Yauliyacu Mine, Perú” dated March 30, 2011 (the “Yauliyacu Report”). Neil Burns and Samuel Mah are each qualified persons within the meaning of NI 43-101.

The following description of the Yauliyacu Mine has been summarized from the Yauliyacu Report and readers should consult this report to obtain further particulars regarding the Yauliyacu Mine. The Yauliyacu Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Project Description and Location

The Yauliyacu Mine is located at latitude 11°38’S and longitude 76°14’N at an elevation of 4,250 metres above sea level in the District of Chicla, Huarochiri Province in the Department of Lima. The mining concessions of the silver agreement consist of 21 surveyed concessions totaling 14,194 hectares.

The Yauliyacu Mine is a well developed mine with the complete infrastructure typical of an operating mine consisting of process plant, mine offices, various repair shops, an assaying laboratory, living quarters, dining facilities, medical centre, etc. The mine operates year round and has been in operation more than 100 years. The underground mine is developed on 26 levels, the lowest level is the 3900 level located at 3,649 metres above sea level. There are four principal levels above the 3900 level: levels 2700; 1700 (where the mine offices, concentrator, main horizontal access and ore extraction are located); 800, and 200. The levels between these principal levels are unevenly spaced with an average distance of approximately 60 metres.

The Graton Tunnel, built by the Cerro de Pasco Mining Company, extends from the Rio Rimac for 11.5 kilometres under the Yauliyacu Mine. The tunnel is connected to the mine above to assist in drainage and ventilation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Yauliyacu Mine is accessible by paved road approximately 2.5 hours from the capital city of Lima, along the central highway (Carretera Central) that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Peruvian jungle. The central highway runs parallel to the valley of the Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines. Numerous daily, worldwide flights to and from various countries arrive at Lima’s International Airport. Access to the mine is also possible from Callao, the port city of Lima located 10 kilometres northwest from the centre of Lima, on the Pacific coast.

The western slopes of the Andes, in Central Peru, present strong topographic and climatic contrasts. Along the continental divide, the snow covered peaks (above 4,500 metres above sea level) present a frigid to glacial climate, while areas between 4,000 to 4,500 metres (altiplano) exhibit cold (boreal) climates. In the valleys below 4,000 metres above sea level, the climates vary from temperate to hot in the deep valleys near the coast. The snow capped peaks and altiplano areas show a marked variation in temperature between day and night, while in the valleys the temperature variations are more moderate. In general, the average temperature varies between 6 degrees Celsius and 16 degrees Celsius from the peaks to the coast. The mine property at 4,200 metres above sea level exhibits a cold climate during the dry season, May to November with below freezing night-time temperatures. During the wet season the temperature is more temperate, the highest temperatures being recorded in November and December.

The rainy season corresponds to the austral summer, with maximum precipitation occurring between the months of December to April, characterized by abundant rainfall between elevations of 2,500 to 3,900 metres above sea level. Above 3,900 metres above sea level, the precipitation is in the form of snow and hail. Often the rainfall is accompanied by electrical storms. The dry period corresponds to the months of May through November, although occasional precipitation does occur during this period in the altiplano and along the continental divide. Virtually no rainfall occurs between June to August, which are also the coldest months.

The property area is sparsely inhabited by predominantly experienced miners. Inhabitants located along the valleys are engaged in the raising of livestock and in agriculture, typically cultivating potatoes, beans, corn and wheat along the river margins using irrigation canals along the adjacent valley walls. The major agricultural production comes from the cultivated terraces along the sides of the rivers.

Vegetation in the area is intimately related to the climate and elevation. In the Altiplano, agriculture disappears and natural pastures exist for grazing sheep, cows and llamas. Occasional small forests can be found at the heads of the valleys.

Water in the major valleys flows year round, the product of glacial melts at the headwaters, and is generally readily available. For example, the Rio Rimac flows year round and is a major water source of the city of Lima. The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far-reaching aqueducts.

A high voltage power line, belonging to Electro-Andes S.A., provides power to the mine. There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to electrical grid. This will assure sufficient electrical power during low precipitation periods through Peru’s hydroelectric power generators.

History

Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping, or near surface veins. It is believed the Spanish primarily recovered native silver from rich hydrothermal veins or from the oxidized zones.

Modern style mining began at the end of the 19th century in 1887 with Cia de Minas Los Andes (of Backus and Johnston) on the Rayo vein. Cia Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district (Carlos Francisco, Carmen, Bella Union and Aguas Calientes).

In 1921, Cerro de Pasco Corp. (“CPC”) acquired the Casapalca mine and most of the mining permits and licenses. The current Yauliyacu permits and licenses are from these original land holdings. CPC also built the Graton tunnel.

In January 1974, Centromin Peru (Centromin), a state owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 tonnes per month. In 1997, Empresa Mineral Yauliyacu SA, whose largest shareholder is Quenuales International, purchased the mine. In the purchase deal agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu and Casapalca mines. The Casapalca mine is now owned by Cia. Minera Casapalca S.A., a privately owned company. Although both mines are connected underground, Casapalca operates from its own separate accesses.

In 1998, Yauliyacu implemented a radical improvement action plan and increased the production to 90,000 tonnes per month. New orebodies were delineated that were amenable to more bulk mining methods such as sub-level stoping.

The geology of the Casapalca area was first mapped in 1928 by H.E. McKinsey and J.A. Noble. In 1932, their publication "Veins of Casapalca" outlined the general structures and mineralization of the district. There has been a series of studies on the deposit between 1960 to 1980 including those of Sawkins (1974) and Alverez (1980) whose studies concentrated on fluid inclusions and metal zoning.

Geological Setting

The regional geological setting of the western side of the Andean Cordillera of central Peru is an area of deep valleys with steep slopes, and elevations varying from 800 metres above sea level on the west side, to more than 5,400 metres above sea level on the east side at the continental divide. The development of the geomorphology occurred in the Cenozoic and gave rise to the following units:

  Dissected western Andean slopes

  Zone of the altiplano

  Remnants of the Puna plain

  Valleys and the zones of the high peaks

The stratigraphic sequence includes rock units from the Paleozoic up to present on the eastern side of the continental divide, and from the Mesozoic on the western side. The oldest rocks are exposed in the centre of the Yauli dome and are those of the Excelsior Group, a pelitic sequence regionally metamorphosed by the Hercinian tectonic disturbance (upper Devonian). Overlying discordantly is a volcanoclastic series represented by the Mitu Group, the result of intensive erosion at the end of the Hercinian event. As a result of the Hercinian orogeny, a zone was uplifted and basins were formed on the east and west flanks. These basins lasted until Albian times (lower Cretaceous).

Mesozoic sedimentation began with a marine transgression, represented in the east by the limestones of the Pucará Group. During lower Cretaceous there were two principal facies being accumulated: 1) the western basin, represented by the Formations Chimú, Santa, Carhuaz and Farrat, mainly sandstones and limestones; and 2) the eastern basin, represented by the Goyllarisquizga Group of sandstones-quartzites and interbedded shales.

During the Lower Cretaceous (Albiano), a general marine transgression occurred, caused by the sinking of the basin, which gave rise to deposition in both basins. This deposition consisted of calcareous sequences comprised of the Pariahuanca, Chúlec, Pariatambo, Jumasha and Celendin Formations. At the same period in the most western part of the basin volcanics interbedded with sediments (Quilmaná Group) were deposited. At the end of the Cretaceous and start of the Tertiary during uplift of the Andean mountains, emplacement of large plutonic bodies took place (coastal batholiths). In the eastern sector, deposition of a molasse sequence (Casapalca Formation) resulted from erosion of the uplifted Andean mountains.

Deformation took place in the Eocene (Incaica phase) in the form of folding of the Mesozoic sequence (including the red beds of the Casapalca Formation).

In its final stage, the tectonic event produced magmatic extrusives that covered the area. Volcanic ashes and lava flows were interbedded with the continental sediments, represented by the Rímac and Colqui Groups (western basin), and volcanics of the Carlos Francisco, Bellavista and Rio Blanco Formations to the east.

The tectonic activity at the end of the Oligocene folded these units and generated new faults that followed the pre-existing structural model. The region was subsequently overlain by a volcanic-sedimentary sequence (Millotingo), which was later affected by the Quichuana tectonic phase which resulted in explosive volcanism of the Huarochirí Formation.

Near the end of the Quichuana tectonic phase (between the Miocene-Pliocene), a centre of explosive eruptions and lava flows occurred, which marked the end of the Andean deformation cycle and start of the orogeny that produced the Puna surface. The Puna surface was gradually uplifted to 4,000 metres above sea level (Pliocene-Pleistocene) by a system of gravitational (horst-type) faults.

Cenozoic structural development occurred in the form of faulting, folding and emplacement of plutonic and hypabyssal bodies. Mineralizing solutions, related to the magmatism that followed the Miocene deformation, were introduced probably before the deformation of the Lower Pliocene.

Many of the mineral deposits were emplaced in Tertiary volcanic rocks as fracture infillings by hydrothermal solutions.

Fluvial and glacial erosion intensified with uplift during Pliocene-Pleistocene, resulting in deeply incised valleys. The present morphology of the Andes is closely related to the stages of glacial erosion.

Property geology is underlain by a series of Tertiary age bedded rocks that consist principally of sandstones, calcareous shales, limestone, breccias, tuffs and lavas (approximately 5,400 metres thick).

The stratigraphy is exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium. This axis of this principal structure strikes N20°W, generally paralleling the Andes mountains.

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids. These fluids extracted, transported and then precipitated sulphide minerals into open space fillings and replacement bodies. Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids. Sulphides precipitated as a result of decreased pressure and temperature, reaction with the wallrock, or a mixing of fluids. The origin of the metals is thought to be either magmatic or dissolved from the country rocks.

Exploration

Throughout the mine life at Yauliyacu, the focus of exploration has been the continued expansion of mineralized zones (Vetas, Cuerpos, and Horizontes) within the mining lease. Over the years the mine has been extremely successful at replacing production, as well as expanding resources and reserves.

The majority of exploration at Yauliyacu takes place within the mine due to the rugged terrain and current depth of mining and mineralization. However, surface trenching is an important tool in locating new veins and the upper extensions of veins defined at depth. The main forms of underground exploration are drilling and development.

During 2010, diamond drilling totalled 19,831 metres and exploration development totalled 4,872 metres. Development resulted in the definition of 1,246,700 tonnes of resources for an average ratio of 255.89 tonnes per metre of advance.

Exploration at depth remains a priority and with success will result in the deepening of the Pique Central shaft down to the Graton Tunnel level. The Ricardito Tunnel has been slashed (4.5 metres x 4.0 metres) to allow access for the larger mining equipment. The enlarged tunnel has improved ventilation and productivity in the lower mine.

Mineralization

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids that extracted, transported and then precipitated the sulphide minerals into open space fillings and as replacement bodies. Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids which as a result of decreasing pressure and temperature and reactions with the wall rock or by mixing of the fluids precipitated the sulphides. The origin of the metals is thought to be either magmatic or from the interaction of the fluids with the country rocks accumulating the metals. Characteristic of this type of deposit is the problem of the continuity of the mineralization and the mineralogical variations along the vein system. As the hydrothermal fluids precipitate the sulphides resulting in changes to the chemical composition of the fluids, this produces a continually varying chemical and mineralogical deposition along the vein.

The mineralization of the Casapalca occurs in two forms as hydrothermal polymetallic veins (Vetas) and as disseminated orebodies (Cuerpos). The veins are known to be up to five kilometres of which four kilometres have been exposed underground. Typically the veins are 0.3 to 1.2 metres in width with a known vertical range of over two kilometres. Strike slip faulting, prior to the mineralization event, has controlled the vein structures with the formation of duplexes.

In the veins, the ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite. The typical gangue minerals are pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite.

Drilling

As in most underground mines, diamond drilling is vital to the continued operation of Yauliyacu. Limited resources and reserves can be drilled at a time, due to access constraints within the underground development. Thus, a focused annual drilling program is required. The drilling budget for 2010 was US$1.17 million. Realized expenditure was US$1.242 million for a total of 19,831 metres of drilling.

This drill program focused entirely above the 3900 level and defined 1,448,220 tonnes of resources for a conversion rate of 73.0 tonnes per metre. No deep drilling was completed in the lower mine during 2010.

The majority of underground drilling uses BQ size core. When large underground openings are encountered, the void is cased with NQ and the hole is continued with BQ. Deep holes from either surface or underground typically begin with HQ and reduce down to NQ.

Sampling and Analysis

The two main sampling methods at Yauliyacu are diamond drill core and underground channel sampling. All core designated for sampling is cut with a diamond blade saw and flushed with fresh water. The core is cut so that it approximately halves the mineralization. If mineralization is not homogenous a geologist marks a cutting line directly on the core. One half is selected for analytical analyses and the remainder is archived in the core box. All core are considered to be representative of the mineralization that was drilled. Channel samples are collected by the Geology Department using hammer and chisel perpendicular to the veins on 1.0 to 2.0 metre intervals with samples varying in length from 0.1 to 1.0 metre with a minimum weight of 3.0 kilograms. Locations are marked using spray paint. Sample intervals are chosen to preserve changes in lithology and mineralization intensity. Where possible additional samples are taken into the adjacent host rock so that the economic limits of the mineralization can be properly defined. Care is taken to ensure that the sulphides and host rocks are representatively sampled since the host rocks tend to be much harder than the sulphides.

The sample preparation laboratory is located within the mine site analytical laboratory building. Separate areas exist for the preparation of Mine and Process Plant samples. Sample preparation equipment consists of drying ovens, jaw crushers, roller crusher, Rocklabs pulverizers, riffle splitters, vent hoods and a climate controlled balance room. Sieve tests are done regularly to ensure the desired reductions are obtained. Machines are cleaned with compressed air after each sample and quartz is regularly passed to ensure cross contamination does not occur.

All Yauliyacu samples are analyzed at the mine site analytical laboratory. The following two methods of analysis are routinely done: 1) Fire Assay (FA) for gold and silver and 2) Atomic Absorption Spectrometer (AAS) for zinc, lead, copper, silver and iron. Due to its high altitude location, the balance room is temperature and humidity controlled to ensure precision.

The laboratory is planning to purchase an X-ray fluorescence (XRF) machine during 2011. XRF analyses is a widely used physical method that has advantages over atomic absorption as it does not have difficulties related to small sample size, incomplete dissolution, matrix effects and sample in homogeneity. XRF allows for the analyses of a greater number of elements than is currently possible with the AAS equipment. XRF has higher detection limits, which will result in less Fire Assaying for gold and silver.

The analytical laboratory obtained ISO 9001 certification in December 2009 and was re-certified in December 2010.

The Yauliyacu laboratory has its own independent QA/QC system consisting of the following types of check analysis:

  Duplicates -every 10th sample

  Standard Reference Material (Standards) -every 5th sample for FA and every 25th wet sample analyses

  Blanks –every 50th sample

  External analyses –beginning in 2011, 10 – 15 randomly selected samples will be sent to external laboratories for comparative analyses

Security of Samples

The following data security procedures are in place at Yauliyacu:

  Samples sent from the core shack and received at the laboratory are both documented.

  Traceability records prevent errors in identification and ensure the sample history can be followed as part of the analytical chain of custody.

  All records and reports are archived.

  Rejects and pulps are archived in case a new analysis is required.

  The balances and climate monitoring systems are certified annually by an external group. The two AAS machines are certified twice a year.

  Analytical results are digitally transferred to a secure database to prevent data entry errors and tampering.

  The laboratory has implemented a computer system for tracking the samples through the analyses steps. This system is very secure and also has the benefit of automatically shuffling the position of the QA/QC samples and the specific Standards used.

  In 2011, the laboratory is scheduled to implement Thermo Fisher’s “Laboratory Information Management Systems” (LIMS) which provides control of processes with rigorous testing and real-time monitoring. This software system will include bar code sample ticketing which will eliminate the potential for sample swapping through each of the sampling, preparation and analytical stages. Glencore plans to implement the LIMS system at all of its South American operations.

Mineral Reserve and Mineral Resource Estimates

See “Description of the Business – Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources for the Yauliyacu Mine as of July 31, 2010.

Mining Operations

The underground mine is accessed from several adits located at various elevations. Currently, the mine is divided into five operating Sections over the 26 levels. In general, the levels are spaced approximately 60 metres apart. The primary access is the 1700 level, which is also where all the production exits the mine using an electric rail haulage system. Active mining at elevations below this horizon use mobile equipment to transport the ore to an internal winze system (Pique Central - vertical shaft from 3900 to 1700 level, Pique Aguas Calientes – inclined shaft from 3900 to 2100 level). A network of internal raises has been developed to handle the ore and / or waste generated in the upper mine (above 1700 level). Loading chutes installed at the bottom of these raises are pulled to load directly onto the rail cars for transport out of the mine.

At Yauliyacu, four mining methods are employed to extract the three ore body types (Vetas, Cuerpos, Horizontes). These include modern mechanized mining methods using trackless equipment wherever possible (cut and fill, sub-level open stoping) and other more selective captive techniques using hand-held equipment (shrinkage, narrow vein open stoping).

To meet the production capacity and provide sufficient flexibility, the operation strives to maintain in the order of 40 active stopes for production (18 Cuerpos, 22 Vetas). Development headings in ore are approximately 20 (10 Cuerpos, 10 Vetas).

Modern mine planning utilizes both Datamine and AutoCad to support production and mine development scheduling.

Mining Method

Depending on the continuity, dip and width of a mining block, an appropriate mining method is assigned that will optimally extract the ore.

Conventional cut and fill mining techniques are utilized for its selectivity in poor to fair ground conditions with a Rockmass Rating (“RMR”) > 45. In Vetas, the narrow widths restrict the type of equipment to hand-held and small scale pneumatics. As mining widths allow (Cuerpos), micro-scoops can be used to improve on stope productivities. Ground support is limited to timber supports as there is generally not enough room to install rock bolts. The minimum mining block dip is 50°, which limit the amount of dilution taken for 2.1 metre cut heights. Access to each cut is generally from the footwall side.

Shrinkage stoping provides the advantage of selectivity, but is only applicable in fair to good ground conditions (RMR > 60). Stopes are mined from bottom up taking horizontal slices (1.5 metre cut height) while working off the broken blast muck. Only the swell material can be recovered from each blast so a high level of control must be exercised to keep the working elevation relatively even. A series of boxholes are established on the bottom horizon to control the amount of broken muck that can be pulled. The minimum mining block dip is 60° to ensure gravity feed.

Open stopes are established similarly to the shrinkage stopes with the exception that the majority of the broken ore is recovered from each blast. Workers prepare to take blasts while working on elevated wooden platforms wedged between hangingwall and footwall. Ground conditions are necessarily good to ensure the workers are safe while working at the face. Mining is accomplished with only hand-held pneumatic equipment. Access is gained from manways / ventilation routes established on either side of the stope. A series of ‘Chinese hoppers’ are developed on the bottom horizon to control the amount of broken muck that can be pulled.

For Vetas or Cuerpos that are wide (greater than 2.0 metres) and continuous, sub-level stoping is a method that provides high productivity but low selectivity. Stopes are established with 30 metre sub-level spacing to enable drilling both uphole and downhole vertical rings. Blasting of 64 millimetres diameter holes on a 1 metre x 1 metre pattern yields a high powder factor. In general, ground conditions are considered to be fair (RMR > 55), which result in stable openings. Once the stope has been mined out, backfill is placed if waste is conveniently available.

Process Plant

The Yauliyacu Mine has been in operation for over 100 years with historical Process Plant production records tabulated since 1920. In 1974, the mine became part of a State owned mining company called Centromin. Over the next decade, production grew incrementally from 1,500 tonnes per day to 2,500 tonnes per day. At the end of the 1990s, the Mine and Process Plant were expanded to achieve 3,600 tonnes per day. Glencore purchased the Yauliyacu operation in 1996 from Centromin.

Tailings are pumped approximately 6.0 kilometres from the process plant at 4,210 metres above sea level to the Chinchan tailings pond area at an approximate elevation of 4,465 metres above sea level. The plan for 2011 is to process 1.32 million tonnes at 1.00% lead, 2.32% zinc, 0.21% copper and 78 grams per tonne silver grades.

The Process Plant is capable of producing separate zinc, lead and copper concentrates. However, only two concentrates (zinc and bulk concentrates) have been produced since the second quarter of 2003, as the bulk concentrate received favourable smelter terms from the Doe Run smelter in La Oroya. The closure of the Doe Run smelter in 2009 has lead to a planned May 2011 re-commissioning a section of the Process Plant to separate the bulk concentrate into copper and lead concentrates.

During 2010, the zinc recovery was 85.6% in the zinc concentrate. Lead and copper recovery was 84.0% and 70.2% respectively in the bulk concentrate. The combined silver recovery in both concentrates totaled 85.1%.

Environment

The Yauliyacu Mine has no issues with compliance of water quality (pH, metal content, suspended solids) at its discharge points.

Construction of a new water treatment plant (reverse osmosis circuit) was completed in 2010 to treat discharges from mine (1700 level), plant and tailings facility. The mine’s management team are anticipating lower tolerance levels and stricter regulations that will likely be enforced in coming years.

Testing has been conducted on surface water run-off around waste dumps for potential acid rock drainage (ARD) problems. All results to date indicate there is no evidence of ARD issues. In general, the host rock contains low quantities of sulphides (i.e. pyrite) and high quantities of carbonates.

Since the installation of the Troncal #4 ventilation raise, there are no longer any issues with noise levels at the mine.

Tailings Facility Management Plan

The Chinchan TSF currently has a capacity of four years production (until 2014), which includes an additional five 5 meter lift. Technical studies are on-going for an additional 20 meter lift (total dam height of 100 meters) that is expected to increase capacity to 14 more years.

As an alternative, Yauliyacu has completed a scoping-level review of the Tablachaca tailings impoundment. Initial findings indicate the Chinchan TSF expansion is the preferred option. Another possibility that requires further study is to consider restarting the paste tailing plant for disposal underground.

By 2011, the TSF option will be selected so that detailed engineering can begin in 2012. Construction for either option is expected to be approximately 12 months.

Closure and Reclamation Plan

Progressive and passive reclamation is on-going at the mine. Buildings identified in the closure plan and portions of waste dumps (H2, H3 and Jirca areas) are being reclaimed concurrently with mine operations.

In 2010, several raises were capped on surface.

Production Information

The following table summarizes 2008 to 2010 silver production only from the Yauliyacu Mine:

	Units	2008	2009	2010
Ore Processed	(000's)	1,320	1,283	1,312
Zinc Grade	(%)	2.31	2.29	2.28
Lead Grade	(%)	0.91	1.00	0.91
Copper Grade	(%)	0.26	0.23	0.22
Silver Grade	(g/t)	84.4	89.0	75.4
Zinc Recovery	(%)	89.3	86.0	85.6
Lead Recovery	(%)	87.8	84.1	84.0
Copper Recovery	(%)	69.9	70.4	66.5
Silver Recovery	(%)	88.9	85.6	78.0
Produced Zinc	(Mlbs)	59.98	55.70	56.50
Produced Lead	(Mlbs)	23.30	23.77	22.10
Produced Copper	(Mlbs)	5.38	4.66	4.20
Produced Silver	(Mozs)	3.18	3.14	2.71

PEÑASQUITO MINE, MEXICO

The Peñasquito Mine is indirectly wholly-owned by Goldcorp. The Peñasquito Mine is a polymetallic open pit operation located in the state of Zacatecas, Mexico. Guillermo Pareja, Ph.D., P.Geo., Manager Mineral Resources for Goldcorp Inc., Peter Nahan, AusIMM, Senior Evaluation Engineer for Goldcorp Inc., and Maryse Belanger, P.Geo., Director Technical Services for Goldcorp Inc., prepared a technical report in accordance with NI 43-101 entitled “Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” dated effective December 31, 2010 (the “Peñasquito Report”).  Guillermo Pareja, Maryse Belanger and Peter Nahan are qualified persons under NI 43-101.

The following description of the Peñasquito Mine has been summarized, in part, from the Peñasquito Report and readers should consult the Peñasquito Report to obtain further particulars regarding the Peñasquito Mine. The Peñasquito Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Property Description and Location

Goldcorp owns through its wholly-owned subsidiaries, 100% of the Peñasquito Mine. Peñasquito is situated in the western half of the Concepción del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas.

The Peñasquito Project comprises 130 exploitation concessions, covering a total area of approximately 122,534 ha, which are held in the names of indirectly wholly-owned Goldcorp subsidiaries. Concessions were granted for durations of 50 years. Duty payments for the concessions have been made as required. As per Mexican requirements for grant of tenure, the concessions comprising the Project have been surveyed on the ground by a licensed surveyor.

Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by private individuals and three ejidos. Signatures indicating agreement have been obtained for all three of the ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners. Relations with the ejidos through the process have been positive.

A 2% net smelter return (NSR) royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations.  There are no other royalties payable on the Project.

In 2007, Silver Wheaton acquired 25% of the silver produced over the life-of mine (LOM) for an up-front cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Environmental liabilities were limited to those that would be expected to be associated with an open pit mine that is in the construction and start-up/early mining phases, and includes the open pit, roads, site infrastructure, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared, and closure costs are currently estimated at $28,812,334.

Goldcorp holds the appropriate permits under local, state and federal laws to allow mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción del Oro.  Within the Peñasquito Mine, access is by foot trails. The closest rail link is 100 kilometres to the west.  There is an airport on site and airports in the cities of Zacatecas and Monterrey.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission.  On January 25, 2011 Goldcorp signed a power delivery agreement (the “Power Agreement”) with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 200 to 250 megawatt gas-fired combined cycle power plant to deliver electricity to the Peñasquito Mine for a minimum term of 20 years, subject to regulatory and environment approvals and is expected to begin construction during 2011 with completion projected in 2014.

Process and potable water for the Peñasquito Mine is sourced a water field located 6 kilometres west of the Peñasquito Mine. Permits to pump up to 35 cubic megametres of this water per year have been received.  Approximately 30 groundwater wells have been established and an additional 20 are planned.  Water production from these wells will be documented, verified and application will be made for permanent concessions based on actual production quantities.

There is sufficient suitable land available within the Peñasquito Mine for tailings disposal, mine waste disposal, and mining-related infrastructure such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito Mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements.  Surface rights in the vicinity of the Chile Colorado and Peñasco Azul open pits are held by private individuals and three ejidos.  Signatures indicating agreement have been obtained for all three of the ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners.  Relations with the ejidos through the process have been positive.

Goldcorp holds sufficient surface rights in the Peñasquito Mine area to support the mining operations, including access and powerline easements.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July.  Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season.  Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter.  Mining operations are expected to be able to be conducted year-round.  However, the Peñasquito Mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events.

The Peñasquito Mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas.  Except for one small outcrop, the area is covered by up to 30 metres of alluvium.  The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses.  The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito Mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s.

Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito Mine and commenced exploration in 1994.  Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997.  This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop and Azul Breccias. Kennecott completed 250 rotary air blast (“RAB”) drill holes (9,314 metres) to systemically sample bedrock across the entire Peñasquito Mine area which resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone.  A total of 72 reverse circulation (“RC”), and core drill holes (24,209 metres) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100% interest in the Peñasquito Mine from Kennecott.  Western Copper completed a nine hole (3,185 metres) core drilling program and 13.4 line kilometres of tensor controlled source audio frequency magnetollurics geophysical survey work the same year.  Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets.

Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000.  Hochschild completed 14 core holes (4,601 metres), 11 of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper.

From 2002 to 2009, Western Copper completed an additional 874 core and RC drill holes (496,752 metres) and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively.  The feasibility study was updated in 2006.  Under the assumptions in the studies, the Peñasquito Mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”).  Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations were performed to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant.  Standard penetration tests were performed.

Construction in the Peñasquito Mine commenced in 2007.  In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Geological Setting

Regional Geology

The regional geology is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,200 to 2,000-metre thick limestone sequence.

A large granodiorite stock is interpreted to underlie the entire area and the sediments are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition.  The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

Local Geology

The Mesozoic sedimentary units of the Mazapil area were folded into east-west arcuate folds, cut by northeast- and north-striking faults, and intruded by Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry.  Tertiary stocks are exposed in the ranges, but not in the valley at Peñasquito.  Two [diameter]-style breccia pipes, believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito Mine, explosively penetrated Caracol sedimentary units, and probably breached the surface and erupted.  Eruption craters and ejecta aprons have since been eroded away, and the current bedrock surface at the Peñasquito Mine is estimated to be on the order of 50 metres to 100 metres below the original paleo surface.  These two diatremes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at the Peñasquito Mine.  There is a single outcrop of altered breccia near the center of the Peñasco pipe. Weak sulphide mineralization outcrops on the west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

Both of the breccia pipes sit within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo.

Property Geology

The Peñasquito Mine deposit consists of a breccia pipe dominated by sedimentary and intrusive fragments and has formed around a complex series of small quartz-porphyry stocks and dikes. In plan view, it is ovoid in shape, at least 1,000 meters wide in an east to west direction and 900 meters long in a north to south direction.

Exploration

Exploration activities on the Peñasquito Mine have included geological mapping, RC and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples.  Petrographic studies and density measurements on the different lithologies have also been carried out.

From 2006 to 2010, Goldcorp completed 42 core and RC drill holes, including metallurgical, geotechnical and condemnation drilling. An updated feasibility study was completed and mine construction was commenced during this period.

In 2010, an exploration drilling program was completed to test whether there was sufficient mantos-hosted mineralization at depth adjacent to the Peñasquito diatrema to support potential underground development. A total of 7,317 meters was drilled in 6 manto-test holes. Mantos were detected at 900 metres below surface and the exploration potential remains both at depth and laterally.

The aeromagnetic survey defined an 8 kilometres by 4 kilometres, north to south-trending magnetic high centered approximately on the Outcrop (Peñasco) Breccia. Magnetometer surveys suggested the presence of deep-seated granodiorites, and indicated a relationship between mineralization and the underlying intrusions.  IP surveys were instrumental in locating sulphide stockworks at the Chile Colorado zone, and the gravity survey helped identify the Brecha Azul diatreme.  In almost all instances, the geophysical surveys indicated the presence of numerous anomalies scattered across the Peñasquito Mine.

During 2010, Goldcorp completed a drilling campaign at the Noche Buena Project, 4 kilometres north of the Peñasquito Mine, consisting of 41,577 metres in 81 drill holes.  The tenure covers a porphyritic granodiorite-quartz monzonite porphyry intrusive complex.  Recrystallized (marbleized) limestone with locally skarnified dirty carbonate forms a halo up to 800 m-wide around the principal granodiorite stock.  Subsequent quartz monzonite stocks, dikes, and sills are strongly altered to quartz–sericite–pyrite–(clay).  Both sulphide and deep oxide gold mineralization are present.

In the opinion of the authors of the Peñasquito Report, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito Mine.  The structural, age dating, and petrographic research work supports the genetic and affinity interpretations.

Mineralization

Sulphide mineralization occurs in the Chile Colorado deposit, in the Peñasco deposit hosted in the outcrop breccia, in the Luna Azul and Northeast Azul deposits hosted in the Azul Breccia, and at other smaller targets on the Peñasquito Mine.

The Peñasco deposit is in the east half of the outcrop breccia directly above the projected throat of the breccia pipe. It is ovoid in shape, at least 1,000 metres wide in an east direction and 900 metres long in a north direction and has formed around a complex series of small quartz-porphyry stocks and dikes with some felsites dikes. It is composed of disseminations and veinlets of medium to coarse-grained sphalerite–galena–argentite, other unidentified silver sulfosalts, minor tetrahedrite–polybasite and common gangue of calcite–rhodochrosite–quartz–fluorite.

The intrusive rocks themselves are also often mineralized.  Mineralization also extends upwards along the north and south contacts of the outcrop breccia. At the south contract, it extends upwards in the mixed clast breccia adjacent to the northwest faults that cut the breccia pipe.  The most common mineral host is the intrusive hydrothermal breccia.  This breccia is the dominant rock below the 1,600 metre level. It also is widely distributed as a halo around the porphyry stocks and dikes.  The porphyry often appears to brecciate into the intrusive hydrothermal breccia as it passes upwards.  Mineralization is present in the upper mixed clast breccia along the south contact, the quartz–feldspar porphyry intrusive breccia and, to a lesser extent, the quartz–porphyry dikes.

The Chile Colorado silver–zinc–lead mineralization normally occurs as both veining and narrow fracture filling, hosted in weakly silicified sandstone, siltstone or shale.  The mineralization has been interpreted to represent stockworks, localized by a north-south trending fracture zone, extending south from the Azul diatreme.  Sphalerite and galena associated with carbonate and pyrite occur locally as massive veins.  Pyrite, sphalerite and galena often occur as discrete crystals and disseminations within sandstone and siltstone units surrounding the diatremes.  Late-stage carbonates and pyrite fracture fillings occur throughout the Caracol sedimentary sequence distal to the primary mineralized zones at the Peñasquito Mine.

In the opinion of the authors of the Peñasquito Report, the mineralization style and settling of the deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

Drilling

Drilling completed on the Peñasquito Mine for the period 1994 to 2010 is comprised of 958 drill holes totalling 524,748 metres.  Drilling has focused on three principal areas: the original Chile Colorado Zone, the Brecha Azul Zone (Azul Breccia, Northeast Azul, and Luna Azul) and the Peñasco Zone (including El Sotol).

RC drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some RC drilling was performed as pre-collars for core drill holes Sample recoveries were not routinely recorded for RC holes. Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted.  Metallurgical holes were typically drilled using PQ size core (85 millimetres).

Any break in the core made during removal from the barrel was marked with a “colour line”.  When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction.  The end of every run was marked with a wooden tick and the final depth of the run.   Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen.  The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion.  All information was marked with indelible pen on the front side of the box and also on the cover.

All core from the Goldcorp drill programs has been processed on site. Core boxes were transported to the core shed by personnel from the company that was managing the drill program, or the drilling supervisor.

Geotechnical Drilling

Core holes were oriented at an angle of 60 degrees to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level.  Core hole diameters were typically HQ3 (61 millimetres diameter) but were telescoped down to NQ3 (45 millimetres) if difficult drilling conditions were encountered.  Core was recovered in a triple tube core barrel assembly.

Core orientation was accomplished using two independent methods: clay impression and a mechanical downhole system referred to as Corientor™.  Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock.  Drill holes to WC-250 were also geotechnically logged.

Core recovery for the Peñasquito Mine drilling averaged 94%.

Geological Logging

Logging of RC drill cuttings and core utilized standard logging procedures. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity.  Core was photographed and video recorded from collar to toe, these digital files are stored on hard disc. Geotechnical logging for pit design purposes was typically completed at 3 metre intervals, and recorded on compact discs.  For site location purposes, geotechnical logging included sample descriptions, SPT blow counts, sample numbers and visual classifications based on the united soil classification system.

Collar Surveys

Collar surveys have been performed by a qualified surveyor since 2002. All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date.  The monument is placed directly over the hole collar on completion of each hole.

Downhole Surveys

Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument.  Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole.

Deposit Drilling

Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metres spaced sections in the condemnation zones.  Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources.  Drilling covers an area approximately 8 kilometres east to west by 4,500 metres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.

Blasthole Drilling

Drilling for all materials is on 15 metre benches drilled with 1.5 metres of sub-grade, using 7 blast hole drill rigs.

The drill sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections.  The sections confirm that sampling is representative of the gold, silver, and base metals grades in the deposits, reflecting areas of higher and lower grades;

Sampling, Analysis and Security of Samples

Peñasquito Mine project staff was responsible for sample collection, core splitting, run of mine assaying, preparation of samples, storage and security from inception to date.

RC drill cuttings were sampled at intervals of 2 metres.  The material was split at the drill into several portions of 12 kilograms or less.  A handful of rock chips from each sample interval was collected and logged by experienced onsite geologists.  Data from the drill logs were entered digitally into files for computer processing.

The standard sample interval is 2 metres. Some samples are limited to geological boundaries and are less than 2 metres in length. Logging was completed at the drill site prior to splitting.  Splitting of the core was supervised by the geologist who logged the core in order to ensure sampling integrity. For condemnation drill holes, core was assayed every 2 metres out of 20 unless geologic inspection dictated otherwise.

A senior Goldcorp geologist examined the core, defined the primary sample contacts, and designated the axis along which to cut the core.  Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins.

Standard reference material samples and blanks were inserted into the sample stream going to the assay laboratory in a documented sequence.  Cut samples were bagged and numbered in polyethylene bags.  Groups of 20 sample bags were placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag. A Minera Peñasquito truck transports the sacks to the ALS Chemex laboratories in Guadalajara, Mexico, approximately once per week.  ALS Chemex was responsible for sample preparation throughout exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara.  All samples were dispatched to the Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified and is independent of Goldcorp. The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis.  The run-of-mine laboratory is not certified.

Blast holes are sampled as whole-hole samples by an experienced sampler.

During 2008, Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core.  An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah.  Specific gravity data were used to assign average bulk specific gravity values by lithology.

In the opinion of the authors of the Peñasquito Report, the sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes.  Sizes of the sampled areas are representative of the distribution and orientation of the mineralization and sampling is representative of the gold, silver, and base metal grades in the deposits, representing areas of higher and lower grades.

Two previous independent data checks have been performed, in support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality on the Peñasquito Mine.  No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted.  Goldcorp performed sufficient verification of the data and database to support mineral resources and mineral reserves being estimated.

Security of Samples

Blanks and standard reference materials have been used in sampling programs by Goldcorp.  The seven SRMs were prepared by Metcon Research, Tucson, AZ from Peñasquito Mine mineralization.  Blank samples comprise non-mineralized limestones from the general Peñasquito Mine area.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered.  The system with data electronically entered (without a paper log step) is still being implemented.

Assays were received electronically from the laboratories and imported directly into the database.  Drill hole collar and down hole survey data were manually entered into the database.  Data are verified on entry to the database by means of in-built program triggers within the mining software.  Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Paper records were kept for all assay and Quality Assurance and Quality Control (“QA/QC”) data, geological logging and bulk density information, downhole and collar coordinate surveys.  All paper records were filed by drill hole for quick location and retrieval of any information desired.  Assays, downhole surveys, and collar surveys were stored in the same file as the geological logging information.  In addition, sample preparation and laboratory assay protocols from the laboratories were monitored and kept on file.

Sample security was not generally practiced at the Peñasquito Mine during the drilling programs, due to the remote nature of the site.  Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility.  Sample collection and transportation have always been undertaken by Goldcorp or laboratory personnel using company vehicles.  Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada.  Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.  Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage.  Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities.  The core boxes are racked in numerical sequence by drill hole number and depth oarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building.  The coarse reject boxes are labelled and stored by sample number.

Typically, drill programs included insertion of blank, duplicate and CRM samples.  The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold, silver, and base metal analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

The authors of the Peñasquito Report are of the opinion that quality of the gold, silver and base metal analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analyses and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Reserve and Mineral Resource Estimates

See “Description of the Business – Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25%) for the Peñasquito Mine as of December 31, 2010.

Mining Operations

Mining Method and Metallurgical Process

The Peñasquito Mine consists of a leach facility that will process a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that will process a nominal 130,000 tonnes per day of sulphide ore. Mine construction commenced in 2007.  By year-end 2010, the key process plant elements were in place, leach pad and mine roads constructed, pre-strip of the Peñasco deposit completed, and the operation was ramping up to full capacity.  In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Ore placement on the heap leach pad began in February 2008.  On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008.  As of December 31, 2010, a total of 39,177,060 dry metric tonnes of ore with an average grade of 0.28 grams per tonne of gold and 26.9 grams per tonne of silver were placed on the leach pad.  A total of 78,399 ounces of gold and 3,006,262 ounces of silver were produced from the oxide facility in 2010.  Recoveries averaged 55.9 % for gold and 21.3 % for silver.

The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco zone and one on the Azul/Chile Colorado zone.  Currently only the Peñasco portion of the pit is in operation, using a conventional truck-and-shovel fleet.

Drill patterns range from 9 metres by 9 metres in overburden to 6 metres by 6 metres in sulphide ore.  The heap leach ore drill pattern is being adjusted as needed to assure rock fragmentation of about 127 to 152 millimetres for leaching.  In 2012, an in-pit crushing and conveying system is planned to be operational.

Oxide Ore

Run-of-mine (“ROM”) oxide ore will be delivered to the heap leach pile from the mine by haul trucks.  Lime will be added to the oxide ore, prior to addition of the oxide ore to the pad.  Ore is placed in 10 metre lifts, and leached with cyanide solution.  Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals.  The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

Sulphide Ore

Run-of-mine sulphide ore will be delivered to the crusher dump pocket from the mine by 290 tonnes rear-dump–haul trucks.  The crushing circuit is designed to process as much as 148,000 tonnes per day of ROM sulphide ore to 80% passing 159 millimetres.  The crushing facility initially consisted of a gyratory crusher capable of operating at 92% utilization on a 24-hour-per-day, 365-days-per-year basis; a parallel in-pit crushing circuit has been included to support higher throughput.

Production of line 1 of the sulphide plant was initiated September 19, 2009.  Line 2 was initiated in June 8, 2010 and the high pressure grinding roll commissioning tests were started in December 2010.  As of December 31, 2010, a total of 20,637,592 dry metric tonnes of ore with an average grade of 0.28 grams per ton of gold, 27.56 grams per tonne of silver, 0.63 % zinc and 0.38% lead was produced from the sulphide plant facility in 2010, for a total of 98,709 ounces of gold, 12,162,184 ounces of silver, 181,711,263 pounds of zinc, and 102,547,269 pounds of lead.  Recoveries averaged 54.0 % for gold, 66.5 % for silver, 59.3 % for zinc, and 63.7 % for lead.

Mine Life and Expected Payback Period

The mine plan and financial analysis are based on the 2010 production schedule. Life-of-mine site budget plan 2010 was based on $850 per ounce of gold and operating parameters derived from the 2010 site budget plan and consisting of production schedules, operating parameters and operating costs. Production during 2011 will be 192.3 million metric tonnes.  The production rate for the period 2012 to 2017 is projected to be 451,000 to 631,000 tonnes per day. The mine will supply sulphide ore to the plant to meet the ramp-up schedule peaking at a rate of 47.5 million metric tonnes of sulphide ore per year. The total material mined per year will peak at 251.0 million metric tonnes per year (689,000 tonnes per day).  The production rate increases will correspond to significant increases in the equipment quantities of the mining fleet.

The Peñasco pit will provide the only sulphide mill feed through 2013 and will continue to provide mill feed through 2030.  Waste stripping will begin in Chile Colorado in 2013 and sulphide ore will be mined during 2014 through 2032.  The sulphide mill feed will be from both pits during 2014 and 2032.  The payback of the initial capital investment in the Peñasquito Mine will be realized in 7.9 years and the milling mine life will be 23 years.

Markets and Contracts for Sale

The markets for the lead and zinc concentrates from the Peñasquito Mine are worldwide with smelters located in Mexico, North America, Asia and Europe.  Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market.  In addition to the silver stream agreement with Silver Wheaton, Goldcorp has entered into forward sales and collar option agreements for the base metals volumes in relation to Peñasquito Mine concentrate sales.

Environment

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration.

Reviews of environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito Mine support the declaration of Mineral Reserves.

Exploration and Development

The Tayahua underground mine operates in the foothills to the northeast of the Peñasquito Mine.  This is a polymetallic zoned Cu-Pb-Zn-Ag-Au skarn ore body hosted in carbonates adjacent to a quartz monzonite intrusion.  As such, it might become of interest as Goldcorp pursues its potential underground deposit beneath the Peñasco pit.

Production Information

The following table summarizes 2008 to 2010 silver production (100%) from the Peñasquito Mine:

	Units	2008	2009	2010
Produced Gold	(oz)	20,000	83,200	177,108
Produced Silver	(oz)	1,356,000	2,600,000	15,168,446

PASCUA-LAMA PROJECT, BORDER OF CHILE AND ARGENTINA

At the request of the Company, Christopher Elliott, MAusIMM, George Even, MAusIMM, Dino Pilotto, P.Eng., Cameron Scott, P.Eng., and Bart Stryhas, P.Geo., all of SRK Consulting (“SRK”), and Edward McLean, MAusIMM, of Ausenco Services Pty. Ltd., prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 Technical Report Pascua-Lama Project Region III, Chile/San Juan Province, Argentina”, dated September 9, 2009, amended October 28, 2009 (the “Pascua Lama Report”).

The following description of the Pascua-Lama Project has been summarized from the Pascua-Lama Report and readers should consult this report to obtain further particulars regarding the Pascua-Lama Project. The Pascua-Lama Report is available on SEDAR at www.sedar.com under the Company’s profile.

Project Description and Location

The Pascua-Lama Project straddles the Chilean-Argentine border in the “Cordillera de Los Andes”. The Pascua portion of the deposit, which contains the majority of the silver mineralization (approximately 65% of the mineralization), is situated on the Chilean side of the border in Region III, approximately 150 kilometres southeast of the town of Vallenar. The Lama portion of the property is located within the Province of San Juan, Argentina, 300 kilometres northeast of the provincial capital city of San Juan.

The Pascua-Lama property consists of various mineral and exploration concessions granted by the Republic of Chile to Compania Minera Nevada SpA (“CMN”), Barrick’s wholly-owned Chilean subsidiary and by the Republic of Argentina to Barrick Exploraciones Argentina S.A. (“BEASA”), Barrick’s wholly-owned Argentinean subsidiary.

The CMN mining properties in the Chile area are 108,036 hectares and the BEASA mining properties in the Argentina area are 6,888 hectares.

Barrick, through its wholly-owned subsidiary CMN, owns the surface property and the legal concessions for mineral exploration and exploitation of the Pascua-Lama Project in Chile. Barrick, through its wholly-owned subsidiary BEASA (including Exploraciones Mineras Argeninas S.A.), owns: (i) 90% of the surface property and (ii) 100% of the Argentine legal concessions for mineral exploration and exploitation of the Pascua-Lama Project in Argentina. The remaining 10% of the surface property is owned in two equal shares by descendents of a local landowner.

CMN has fully constituted mining rights in and around the Pascua-Lama Project area. CMN has obtained exploration concessions along the greater part of the route of the power line that forms part of the Pascua-Lama Project. An exploration concession, subject to the payment of annual fees, is valid for two years, renewable for an additional two years with respect to half the area of the original concession. An exploitation concession is valid indefinitely, subject to the payment of annual fees.

CMN has now obtained all rights-of-way for the construction of the projected power line.

BEASA has requested the rights-of-way or easements for: (i) bypass roads around Iglesia and Las Flores; and (ii) a limestone haulage road from the Province of San Juan, necessary for the construction of the logistics centre providing access to the mine road leading to the project.

In Argentina, the properties are subject to various royalties payable to the previous owners and the Province of San Juan. The legal royalty chargeable by the Province of San Juan is 3% less eligible operating costs.

Based on the information reviewed, the Pascua-Lama Project in the Chilean State requires a total of 151 construction permits (65 pre-construction permits, of which 49 have been approved, eight are in process and eight are pending submittal; 86 construction permits, of which 31 have been approved, five are in process and 50 are pending submittal). These permits cover all the phases and areas involved in the Pascua-Lama Project.

In the Republic of Argentina, 79 construction permits must be applied for, including environmental permits. To date, all 34 pre-construction permits have been approved. Of the remaining 45 construction permits, 15 have been approved, 20 are in process and 10 are pending submittal.

In SRK’s opinion, the long-term environmental liabilities on the Pascua-Lama Project will be addressed by the closure plan. However, as is the case with any mining and processing project, it is possible that some short-term environmental issues may arise that will incur an operating cost. These are detailed in the Pascua-Lama Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The principal access into the Pascua-Lama Project site from the Argentinean side is via 363 kilometres of paved, gravel and dirt roads from the city of San Juan, Argentina. At high altitude, annual road closures due to severe winter weather are estimated to be about 44 days without the installation of control systems and 24 days with control systems. During a normal winter, this may reduce to 14 days and six days, respectively.

In Chile, Route C-495, also known as the Alto Del Carmen road, runs from Vallenar to the Potrerillo River then continues through the Potrerillo valley to the Tres Quebradas valley, for a total distance of 146 kilometres. The road is paved from Vallenar to El Corral for a distance of approximately 100 kilometres with the remainder being constructed with a gravel surface. This road passes through Alto Del Carmen, San Felix, Las Breas and El Berraco. Other than minor snow clearing delays, no winter closures are expected on this portion of the road.

The existing infrastructure at the Pascua-Lama Project consists of an exploration camp with sufficient services to accommodate 250 people which is currently being upgraded. The Tres Quebradas airstrip is approximately five kilometres from the property and is sufficient for a Twin Otter. This existing infrastructure is located within Chile.

The Lama Mineral Reserve Area (Argentine mining concessions of the Pascua-Lama Project) is entirely within the Campo de las Taguas boundaries. BEASA is the owner of an undivided 90% interest in the Campo de las Taguas, with the remaining 10% interest in two equal shares owned by descendents of a local landowner. To date, an agreement has not been reached with these two owners to acquire their remaining 10% interest in Campo de las Taguas.

The area has high mountain semi-arid weather, typical of this region with dry and temperate summers and cold and humid winters. The temperature extremes range from minus 25 degrees Celsius in the winter to 25 degrees Celsius in the summer.

The topography of the Pascua-Lama Project is steep and rugged, and is characterized by high sierras and deep valleys with natural slopes of 20° to 40°. Elevations on the property range from approximately 3,800 metres to 5,250 metres above sea level. Superficial material consists of rock outcrops, talus, scree and colluviums (primarily gravel, sand, silt and clay). Vegetation is sparse.

In Chile, mining rights are dominant to the surface estate, and the Mining Code grants the owner of the mineral estate liberal rights to use the surface subject to payment of reasonable compensation to the surface owner. CMN owns all the surface property in and around the Pascua-Lama Project, which was purchased for locating mine facilities and to purchase water rights. Similarly, in Argentina, the Mining Code provides the mining concession owner with broad rights to establish easements for stockpiles, waste dumps, tailings, process facilities, power lines, roads, pipelines, etc., subject to the payment of reasonable compensation to the surface owner.

The Pascua-Lama Project will purchase power from a registered generator on the SIC grid in Chile. It is planned to provide permanent power to the site in the third quarter of 2010, by means of a new 220 kilovolt aerial transmission line, approximately 170 kilometres long, connecting to the Chilean grid at Punta Colorada, approximately 90 kilometres north of La Serena. Detailed engineering for the 220 kilovolt transmission line and substations is essentially complete. Prior to connection to the grid, the Pascua-Lama Project will use diesel generators.

The first process line is scheduled to commence operation in the fourth quarter of 2012, at which time the operational power demand will start. First metal production is expected in the first quarter of 2013. The second process line will be brought into production early in 2013 and the third will commence treating non-refractory ore late in 2014, transferring to the treatment of refractory ore in mid-2015. The estimated average demand for electrical energy, during the early stages of operation, increases from 68 megawatts during the fourth quarter of 2012 to 94 megawatts in the third quarter of 2014. Peak demand during this period is estimated at 113 megawatts. By the fourth quarter of 2015, the Pascua-Lama Project will essentially reach steady-state conditions, with an average demand of 111 megawatts and a peak of 121 megawatts for a total annual consumption of 960 gigawatt hours.

The Chilean electricity supply system has recently experienced high prices and restricted supply, however a program of expansion is expected to alleviate these problems. The expansion program will consist of new generation developments based on imported oil, coal and liquefied natural gas and will enable the Pascua-Lama Project to achieve its objectives of low cost and reliable/high availability for the duration of the Pascua-Lama Project. The Pascua-Lama Project has signed a memorandum of understanding with a power generation company and is in the final negotiation stages of an agreement that it expects will be within the anticipated economic parameters of the project.

Water for process and services, catchments and pumping to storage ponds are in the detailed design phase both for the Chilean and Argentine sides. Construction will start once massive earth movement has been completed. The potable water arrangement is in the detailed engineering phase and first installations will be completed together with the Barriales and Los Amarillos camps.

In Chile, permanent water rights have been approved for 182 litres per second. CMN also owns 150 litres per second of eventual and non-continuous water rights. Water rights in Argentina have been approved for 350 litres per second. The planned water demand for the Pascua-Lama Project is about 42 litres per second in Chile and an average of 250 litres per second (peak demand of 290 litres per second) in Argentina, which is sufficiently covered by both the Chilean and Argentinean water rights.

Barrick has implemented an extensive program on both sides of the border to train community members in various trades of interest to the Pascua-Lama Project. More than 5,000 people have participated in the program to date, and more are expected to, which will provide the Pascua-Lama Project with a suitable baseline of skilled tradespersons. Project personnel will work on a rotational basis. Provision has been made for fully-appointed camp accommodation for both construction and operations personnel.

The tailings storage facility is located east of the processing plant in the Rio Turbio valley, at an elevation of 3,900 metres above sea level. Reclaim water is returned to the plant process water system.

The Nevada Norte waste rock facility, located at the head of the Rio del Estrecho valley, and immediately north of the Pascua-Lama pits, is designated as the primary waste rock disposal area throughout the life of the mine. The primary dump platform will be at 4,750 metres above sea level with the development of a second level at 4,655 metres above sea level to be commenced in Year five. The waste rock facility has a design capacity of 1,100 million tonnes and when completed will be approximately 600 metres high.

History

To date, no significant mining activity has taken place in the general vicinity of the Pascua-Lama Project area. Following the discovery of the El Indio deposit 45 kilometres to the south in the mid-1970s, exploration efforts by St. Joe Minerals’ (“St. Joe”) Compañia Minera San Jose (“CMSA”) and other companies to locate similar high-grade gold vein systems intensified in the surrounding region. This increased activity resulted in the 1977 discovery of anomalous levels of gold mineralization in what was at that time identified as the Nevada Sector (synonymous with the Pascua project area) by surface geochemical sampling. Soon after the discovery that same year, CMSA acquired the Nevada property and increased the level of geological, geochemical and geophysical exploration activities.

On the Argentine side, St. Joe conducted exploration in the Lama sector through its subsidiary, Compañia Minera Aguilar S.A. (“CMA”). Early activity on the Lama side of the deposit generally lagged behind work on the Pascua portion by several years. Exploration work at Lama remained fairly low through the tenures of Bond Gold International (“Bond”) of Australia (after its acquisition of St. Joe) and LAC Minerals (“LAC”) of Canada, which subsequently acquired Bond. Serious exploration in the Lama area did not take place until Barrick’s entry into the area through its acquisition of LAC in August 1994.

A timeline of historical events for the Pascua-Lama Project are as follows:

  1977 – discovered by St. Joe and CMSA

  1982 – joint venture between CMSA, Anglo American (“Anglo”) and Compañia Minera Mantos Blancos

  1984 – Anglo withdrew from the joint venture

  1987 – Bond acquired St. Joe

  1989 – LAC acquired Bond and its holdings in Chile and Argentina

  1994 – Barrick acquired LAC

  March 2009 – updated feasibility study completed

  May 7, 2009 – Barrick announced Protocol Tax Agreement between Argentina and Chile and subsequent board approval to commence development of the Pascua-Lama Project

Geological Setting

The Pascua-Lama deposit is situated at the crest of the high cordillera of Region III, along the international border between Chile and Argentina and on the northern edge of a major mineralized trend known as the El Indio belt. This trend, along which a number of major precious metal deposits are located (including the nearby Veladero mine), stretches 47 kilometres south of Pascua-Lama to the world-renowned El Indio deposit and adjacent Tambo deposit (both closed).

The geology in the region is dominated by extrusive volcanic rocks that are locally intruded by hypabyssal stocks of varying size and numerous dikes and sills.

Regional structure in and around the gold deposits and prospects in the El Indio belt is dominated by northerly-trending high angle reverse faults, normal faults and fold belts oriented parallel to the major structural grain of this portion of the Andean Cordillera. Pascua-Lama is positioned near the center of a northerly trending graben that contains nearly the entire Tertiary volcanic sequence that is distributed along the spine of the cordillera in Chile and Argentina. This graben is bounded by two high angle reverse fault zones, the Baños del Toro/Chollay located 10 kilometres west of the deposit and the El Indio zone situated 16 kilometres to the east. The graben is cut at Pascua and El Indio by strong, west-northwest fracture zones, which form loci for mineralization. Large elliptical fracture zones are also present immediately to the east and/or northeast of both El Indio/Tambo and the Pascua-Lama/Veladero deposit areas, and these zones may have contributed to host rock permeability.

An intrusive complex is the dominant host lithology for the deposit, and it consists of an upper fine-grained, weakly porphyritic aplite overlying a porphyritic granite/granite porphyry, that in turn overlies a coarse-grained granite aplite. Locally, coarse-grained equigranular granite occurs at greater depth. The structural framework of the Pascua-Lama deposit has been divided into six principal sets, each of which is characterized by a range of common azimuths.

Exploration

After Barrick’s acquisition of LAC in August 1994, CMN’s exploration activities in the Pascua and Lama sectors of the Nevada project increased significantly. Drilling began to test the area along the west and south margins of Brecha Central. Drilling accelerated in 1995-1996, testing the mineralization in and around Brecha Central, Brecha Sur and Brecha Pedro. Just before the end of the field season in April 1996, the portal for the Alex Tunnel was installed.

The amount of diamond core drilling in the Pascua sector increased substantially during the 1996-1997 field season for geotechnical purposes. While work again focused on the Brecha Central, Brecha Sur and Brecha Pedro areas, some drilling also extended west of Brecha Central to the border with Argentina. Work intensified to define the resources in the Pascua sector in the fall of 1997 and continued through 2000. Surface reverse circulation and diamond drilling continued to push east towards the Lama sector and the border with Argentina. The workings on the Alex Tunnel level were extended from the portal eastward in a system of drifts and crosscuts for a distance of approximately four kilometres, providing underground exposures of the various mineralized fracture systems, breccia and intrusive bodies, and other mineralized lithologies intersected by surface drilling. Channel sampling and geologic mapping of the underground workings provided data and information for the updating of the geologic interpretations and computer block models used for resource estimation. Drifting in the Alex Tunnel resumed in late 1998 from the international border, eventually breaking through on July 7, 1999.

In the Lama sector, surface drilling during the 1997-1998 field season commenced in the portion of the Lama deposit that was controlled by Barrick. Surface exploration activity in the Lama sector remained high through the 1999-2000 field season, however, the following year, activity was reduced significantly.

The break through of the Alex Tunnel in 1999 provided year-round underground access and opened up a significant portion of the Pascua-Lama deposit for exploration and delineation by underground diamond drilling. In addition to the drilling, underground work included geologic mapping, channel sampling for mineralization characterization, and also channel sampling and bulk sampling for metallurgical testing.

In the 2005-2006 field season, the drilling activities were initiated to define some condemnation areas and characterize the rocks for geotechnical conditions in the future mine infrastructure location.

Mineralization

The emplacement of mineralization, as well as development of the breccias which host mineralization, at Pascua was controlled by high angle faults. Six high angle fault sets have been identified, striking west-north-west, north-north-east, north-south, north-west, north-east and east-west. The breccias that host much of the gold-silver mineralization occur at the intersections of three or more fault sets. Here, mineralization is found mainly in veinlets that are hosted by fractures of the intersecting high angle fracture zone sets, although minor mineralization also occurs in the selvage around veinlets. Low angle fractures within the breccias often contain significant gold and copper with or without silver mineralization, mineralization occurring within the matrix of breccia bodies is important as well.

In total, at least 14 major centres of mineralization and a number of smaller centres have been recognized, of which Brecha Central is the most significant. Other major centres (in order of decreasing importance) include Brecha Pedro and Frontera, which are located approximately 410 metres and 350 metres to the west-north-west and north-east, respectively, of Brecha Central, and Esperanza Norte, Seis Esquinas, Brecha Rosada, Brecha Sur, Central Norte, Esperanza Sur, Morro Oeste, Huerfano, Escondite, Penelope Este and Penelope Oeste.

The silver mineralization grossly mimics the distribution of gold but over a much broader lateral area. In any particular zone, silver typically occurs across widths that are two to three times those of gold. Generally, silver also occupies an elevation range that overprints the vertical extent of gold between 4,600 metres above sea level and 4,880 metres above sea level, with local zones along structures extending upwards to 4,950 metres above sea level to 5,000 metres above sea level. The upper 150 metres of the silver zone tends to average between 50 grams per tonne to 200 grams per tonne silver while grades in the lower portion of the zone tend to average between 20 grams per tonne to 40 grams per tonne.

Drilling

Much of the upper 300 metres in the deposit has been drilled from the surface by vertical diamond drilling and reverse circulation holes or clusters of angle holes that fan outwards from individual drill sites. Over the life of the Pascua-Lama Project, approximately 114,815 metres of diamond drilling and approximately 241,038 metres of reverse circulation drilling has been completed.

The majority of the drill holes are steeply inclined in a wide range of strike directions orthogonal to the mineralized structures. Because of these geometric relations, the drill hole sample lengths do not represent true thickness of the mineralization. In general, the sampled length is greater than the actual length of mineralization.

Sampling and Analysis

Reverse Circulation Drilling

The first reverse circulation drilling on the Pascua-Lama Project was under the direction of LAC and consisted of relatively small-diameter (108 millimetres) holes. The sampling of reverse circulation drill cuttings for assay reportedly followed generally accepted industry practices, where samples were taken every 1.0 metre during drilling, and collected and bagged at the drill rigs after being reduced using either rotary splitters or conventional riffle splitters. The reverse circulation drilling undertaken by Barrick since 1994 was sampled on 1.0 metre intervals. Sample homogenization and splitting took place in the sample preparation area, not at the drill pad, in order to assure that samples were well-mixed before splits were made.

Diamond Drilling

Diamond drilling has been an integral part of the sampling of the Pascua-Lama deposit since its discovery in the late 1970s. Up until 1988, only diamond drilling was done, with surface holes recovering NW or NQ-diameter core, and underground drilling from tunnels recovering smaller diameter core (AW, BW, or BQ). The use of AW-diameter core (drilled only during the 1983-1984 field season by CMN) was abandoned thereafter due to unacceptable core recoveries. Since 1988, most diamond core holes drilled have been HQ or NQ when drilled from the surface and NW or NQ when drilled from underground stations.

Core samples were collected on 1.0 metre down-hole lengths except where geologic contacts or visual breaks in mineralization type were noted, in which case sample lengths could be less than 1.0 metre or between 1.0 metre and 2.0 metres. Initially, drill core was split longitudinally for assay using diamond saws. After hole DDH-182 was drilled, conventional hydraulic or manual core splitters were used in order to help avoid the possible loss of gold during the core splitting process.

More than 4,000 individual density determinations were done using the water immersion method on wax-covered samples, the majority of which were taken from diamond drill core. Density determinations that are based on the standard waxed core/water immersion method and which were performed on material that does not have a wide range of sulphide content form a solid basis for the assignment of material density values in resource block modeling.

The collection of samples from the reverse circulation and diamond drilling holes were based on a sample interval of 1.0 metre measured along the drill hole trace. This is considered an appropriate sample length for gold deposits such as Pascua-Lama.

During LAC’s tenure, all primary analyses were done at the Canadian Institute of Mining, Metallurgy & Petroleum’s (“CIMM”) Santiago laboratory facility, using a combination of aqua regia digestion with MIBK organic back extraction and atomic absorption finish, and conventional fire assay with gravimetric finish. In some cases where initial aqua regia analysis indicated gold contents in excess of 1.0 gram per tonne, follow-up fire assays were run.

On the Lama side, because the exploration activities were run out of the Barrick office in San Juan, Argentina by different personnel, samples were sent to the laboratory operated by Bondar Clegg (“BC”) in Santiago for gold, silver and copper determinations. The procedures used by BC for all analytical work are described as follows:

  All initial gold determinations for all samples submitted were by fire assay, using a 50 gram charge and an atomic absorption spectroscopy (“AAS”) finish. For samples that assayed 5.0 grams per tonne of gold or greater, the samples were re-run by fire assay using a gravimetric finish. Samples falling in the greater than 3.0 grams per tonne of gold and less than 5.0 grams per tonne of gold range were re-run using the initial method; and

  Copper and initial silver analyses were by four-acid digestion followed by AAS finish. For silver analyses returning values greater than 50 grams per tonne, the analyses were repeated using fire assay with a gravimetric finish.

Sample preparation and analyses for the Pascua side were managed out of La Serena, Chile, while similar activities for the Lama portion of the deposit were conducted out of San Juan, Argentina. On the Pascua side, sample preparation initially was done by Geoanalitica in La Serena. The sample preparation procedures used by St. Joe/CMSA and CMN prior to LAC’s acquisition of the Pascua-Lama Project are unknown, although all St. Joe/CMSA samples reportedly were prepared at St. Joe’s in-house laboratory facility in La Serena, Chile. During LAC’s tenure as owner of CMN and the Pascua-Lama Project, sample preparation was moved to the exploration camp at the project site.

The quality assurance and quality control program (“QA/QC”) put in place after Barrick’s acquisition of the Pascua-Lama deposit included the submission of pulp duplicates every 20th sample to CIMM in Santiago and BC in La Serena for Lama samples; to Acme and BC for Pascua samples. Pascua coarse reject duplicates were sent to Geoanalytica for analysis and Lama duplicate coarse rejects were sent to CIMM in Santiago. The QA/QC control of the samples of the 2005-2006 drilling season was made under QA/QC Barrick corporate guidelines and in keeping with Barrick’s independent consultants’ recommendations. In a batch of 75 samples, nine control samples were inserted, divided between standards, blanks and duplicates. The results were mostly accepted.

Based on checks made by SRK on a portion of the QA/QC database, the results show that the sampling, preparation and analysis of samples is being carried out in an acceptable manner in keeping with recognized industry standards of practice.

Security of Samples

All samples remain in the possession of CMN employees during transport from the drill rigs and/or sample sites (surface trenches and underground workings) to the on-site and third party preparation facilities. Transfer of pulps from the sample preparation facilities to the CIMM laboratory in Santiago was by either common carrier in sealed containers or by CMN, Geoanalytica or Acme employees.

Mineral Reserve and Mineral Resource Estimates

See “Description of the Business – Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25%) for the Pascua-Lama Project as of December 31, 2009.

Mining Operations

The Pascua-Lama Project has been designed as an open pit mine feeding two primary crushers. The process facilities, located approximately 7.5 kilometres to the southeast, are connected to the primary crushers via a tunnel and overland conveyor.

Mine service facilities (truck shop and fuel storage) are located adjacent to the primary crushers. The primary waste rock facility is located at the head of the Rio del Estrecho valley.

The equipment was selected for a standard open pit mining operation with conventional drill, blast, load and haul, considering bulk excavation of waste using large rope shovels, and bulk-selective loading of ore using front end loaders and hydraulic excavators. A mining fleet commencing with diesel powered equipment has been selected, supplemented by lower cost electric shovels as the pit is developed.

The drilling equipment will consist of four electric units drilling 270 millimetre diameter blastholes for Pascua and two units set up for 229 millimetre diameter blastholes for Esperanza. Pre-split drilling will be applied in the final pit walls and will be drilled with 165 millimetre diameter holes. Blasting design assumes the use of heavy ammonium nitrate/fuel oil as the primary blasting agent with emulsion used in areas requiring higher strength or water resistance.

The preferred option is a fleet of electric rope shovels for the majority of loading requirements supported by hydraulic excavators and front-end loaders for ore loading and secondary requirements. There will be two 60 cubic metre electric rope shovels assigned to waste loading, plus three 42 cubic metre diesel hydraulic shovels and three 17 cubic metre front end loaders assigned to ore and stock re-handling. Performance for a 60 cubic metre shovel in waste is estimated at 70,000 tonnes per day while the 42 cubic metre shovels performance is estimated at 65,000 tonnes per day. According to the current construction plan, electrical power will be available at the mine only at the second quarter of the pre-stripping, so this first stage of exploitation will only be handled with the hydraulic shovels and front-end loaders. The electric supply has to consider topographic and weather conditions (winds, snow), avoid exposed aerial lines in problematic areas and will depend primarily on trailing cable.

The truck fleet consists of 30 units, each with 290 tonne capacity. Calculation of the number of trucks is based upon the detailed estimate of hauling distances for every type of material per phase and period.

The ancillary equipment includes bulldozers, wheel dozers, graders and water trucks. The number of auxiliary units is a function of the number of units in the primary loading and hauling fleet, as well as the total rock movement in the pit.

Mine planning will need to schedule ore loading operations in order to batch refractory and non-refractory ore; in addition operational stockpiles need to be scheduled with consideration given to variable ore exposure within active mine benches. The stockpiles will be segregated into refractory and non-refractory ore and a total of 130 million tonnes is planned to be sent to stockpile and reclaimed during the mine life. This will necessitate operational stockpile re-handling (up to 30% re-handling of ore feed). Stockpile planning needs to consider this requirement in addition to that associated with winter mine operations. Operational stockpile locations and sizes will be adjusted to the requirements of short- and medium-term mine plans where possible will be located close to the primary crusher. The ability to separate various ore types, as well as the tracking of ore grades going to and coming out of stockpile, will need careful consideration form the short-term mine planning group in order to achieve the desired processing requirements.

With the current mineral reserve estimate contained in the Pascua-Lama Report, the Pascua-Lama Project has a mine production life of 21 years. Mill processing will continue to run on stockpiled material for a further three years.

Process Plant

The plant is designed to operate 24 hours per day, 365 days per year and with an operating availability of 90%, which reflects the impact of high altitude, difficult weather conditions, complex treatment circuit and scheduling requirements of the two main ore types. Plant capacity is 45,000 tonnes per day, that is, 16.4 million tonnes per year.

The mine, treatment plant, infrastructure and associated facilities straddle the Chile/Argentina border. The primary crusher installation is located in the Pascua area in Chile at an elevation of 4,750 metres above sea level and the process plant is located in the Lama area in Argentina in the Rio Turbio valley, at approximately 4,000 metres above sea level. These process areas are connected by a single ore conveyor system, most of which is located in a tunnel connecting the two sites.

Ores are termed “refractory” when gold and silver, which are mostly associated with the sulphide minerals, have a very poor metallurgical response to direct cyanidation with respect to both low precious metal recovery and high cyanide consumption. Ores that are termed “non-refractory” are amenable to direct cyanidation, and high precious metal recoveries are obtained with low to moderate cyanide consumption. An initial ranking system that produced eight ore categories was further refined to a four-part description according to the following criteria:

  Non-refractory: oxide ore (less than 3% S=) which contains only small amounts of soluble minerals (less than 0.75% iron (sol) and less than 0.03% copper (sol)). Washing is not required to achieve acceptable metallurgical results but is beneficial to operating costs as it reduces cyanide consumption (removes soluble cyanide consuming components);

  Non-refractory wash: oxide ore (less than 3% S=) which contains significant amounts of soluble minerals (greater than 0.75% iron (sol) and/or > 0.03% copper (sol)). Washing is required to remove the soluble components prior to cyanidation to achieve acceptable metallurgical results;

  Refractory sulphide enargite: sulphide ore (greater than 3% S=) which contains significant enargite (copper - copper (sol) greater than 0.03%) and soluble sulphate minerals. This ore type requires washing and flotation of a copper/gold/silver concentrate and cyanidation of flotation tails to achieve acceptable metallurgical results; and

  Refractory sulphide pyrite: sulphide ore (greater than 3% S=) in which pyrite is the major sulphide mineral and contains only small amounts of copper sulphide minerals (copper - copper (sol) less than 0.03%). A significant portion of the gold and silver are associated with pyrite and are “locked up”, or refractory to cyanidation. This ore type requires washing, flotation and cyanidation of flotation tails to achieve acceptable metallurgical results. The gold-silver-pyrite concentrate has low copper values.

Post-2006, the process operating strategy and plant design considered that as all material is ground and washed, only two ore classifications apply: non-refractory ore is subject to direct leaching, and refractory ore is floated prior to leaching of the flotation tails. The final products from these circuits are: silver-gold doré bullion from the non-refractory circuit, and silver-gold doré bullion and copper-gold-silver concentrate from the refractory circuit.

Ore is derived from open pit mining operations from the Pascua and Esperanza areas of the deposit. Initial pit development from these areas delivers non-refractory ore to the process plant for the first two full years of operation. Thereafter, mining and ore delivery to the primary crusher and downstream treatment facilities is in the ratio of 2:1 for non-refractory and refractory ores respectively, in accordance with the mine plan and reserve model. The refractory ore is first scheduled to be treated in year three of operations.

The principal processing stages for this circuit are: primary crushing, autogenous/ball milling (wet grinding), counter current decant (“CCD”) washing, pre-aeration and oxygen enhanced cyanide leaching, CCD thickening for pregnant solution recovery, cyanide destruction, Merrill Crowe zinc precipitation, mercury retorting, and smelting. Additional process stages for refractory ore treatment are: roughing/cleaner/scavenger flotation with regrinding of rougher concentrate, final copper concentrate thickening, filtering and bagging.

Both the non-refractory and refractory ore types are ground and washed, with the non-refractory ore subject to direct cyanidation only. The washed refractory ore is subjected to flotation with float tails then proceeding to cyanidation. The final products from the process, available for export, are silver-rich doré bullion and a gold-silver rich (low grade) copper concentrate.

Based on the investigations to date, the Pascua-Lama gold-silver-copper concentrate is marketable as third party feed to a select few custom copper smelters. Barrick will look to sell 100% of the anticipated concentrate production under long-term off-take agreements to ensure saleability of 100% of the Pascua-Lama Project’s high value complex material in all market conditions. Agreements will include tonnage ranges covering all forecasted fluctuations in annual concentrate production.

Environment

Although the more important environmental permits within both Chile and Argentina are already in place, there are several notable permits or approvals from Chilean regulatory authorities that are still outstanding. There is a risk that the Chilean authorities may require changes to the proposed project that may lead to either project startup delays or design changes. Since the time of writing the Pascua-Lama Report (October 2009), the required SERNAGEOMIN (the Chilean mining authority) sectoral permits for the waste rock facility and mining method have now been approved.

The current design of the facilities was constrained by the requirement of the Chilean environmental authorities to not adversely affect the glaciers in the area. As a result, the Pascua-Lama Project facilities are located in a confined area.

There is an appropriate environmental management plan for the Pascua-Lama Project, covering the management and monitoring of all the environmental components that may be impacted by the Pascua-Lama Project. The reviewed information shows that the water associated with the waste dump in the Pascua area will be appropriately managed, in compliance with environmental and safety standards.

Although the closure plans are preliminary and very general, issues around the closure plans are largely immaterial to the Pascua-Lama Project.

DIVIDENDS

On March 3, 2011, the Company announced that its board of directors had approved an inaugural quarterly dividend of $0.03 per share. The initial quarterly dividend of $0.03 per share will be paid to holders of record of the Common Shares as of the close of business on March 21, 2011 and will be distributed on or about March 31, 2011.

Although Silver Wheaton expects to continue paying a quarterly cash dividend, the timing and the amount of the dividends to be paid by Silver Wheaton will be determined by its board of directors from time to time based upon, among other things, cash flow, the results of operations and financial condition of Silver Wheaton and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the board of directors of Silver Wheaton considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series.  As of March 23, 2011, 353,202,255 Common Shares and no Preference Shares are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. There are currently no other series or class of shares which rank senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Effective December 8, 2008 and confirmed by the Company’s shareholders on May 21, 2009, the Company adopted a shareholder rights plan (the “Rights Plan”) designed to ensure, to the extent possible, that all of the Company's shareholders are treated fairly in the event that a take-over bid is made for the Common Shares and to ensure that the Company’s board of directors has sufficient time to evaluate unsolicited take-over bids and to explore, develop and pursue alternatives that could maximize value for shareholders. The full text of the Rights Plan is available under the Company’s profile on SEDAR at www.sedar.com or on request to the Corporate Secretary of the Company at Suite 3150, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Company’s board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2010	18.36	14.57	32,369,914
February 2010	16.77	13.97	33,143,887
March 2010	16.64	15.20	36,084,427
April 2010	20.12	16.13	28,097,842
May 2010	21.93	18.01	50,518,191
June 2010	22.64	18.85	46,379,582
July 2010	20.33	18.50	25,988,289
August 2010	25.11	19.47	32,500,724
September 2010	27.92	23.42	42,928,176
October 2010	29.39	26.05	32,838,180
November 2010	38.24	29.07	42,450,076
December 2010	42.35	35.93	32,452,999

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2010 was C$38.98 and on March 23, 2011 was C$44.03.

Series B Warrants

The Series B common share purchase warrants (the “Series B Warrants”) of the Company (each of which is exercisable to acquire one Common Share at a price of C$10.00 until December 22, 2010) were, before their expiry, listed and posted for trading on the TSX under the symbol “SLW.WT.B”. The following table sets forth information relating to the trading of the Series B Warrants on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2010	8.48	5.15	454,832
February 2010	6.94	4.84	440,152
March 2010	6.64	5.29	686,492
April 2010	10.10	6.22	1,023,647
May 2010	11.97	8.11	1,171,779
June 2010	12.61	8.91	840,973
July 2010	10.37	8.55	1,299,966
August 2010	15.00	9.59	448,945
September 2010	17.87	13.54	1,894,618
October 2010	19.37	16.09	1,077,781
November 2010	28.23	19.12	702,594
December 2010	32.14	26.62	840,199

The price of the Series B Warrants as quoted by the TSX at the close of business on December 22, 2010, the expiry date of the Series B Warrants, was C$27.63.

U.S. Dollar Warrants

The U.S. dollar common share purchase warrants (the “U.S. Dollar Warrants”) of the Company (each of which is exercisable to acquire one Common Share at a price of $20.00 until September 5, 2013) are listed and posted for trading on the TSX under the symbol “SLW.WT.U”. The following table sets forth information relating to the trading of the U.S. Dollar Warrants on the TSX for the months indicated.

	High	Low
Month	($)	($)	Volume

January 2010	7.70	4.48	107,671
February 2010	6.28	4.55	62,881
March 2010	6.27	5.30	82,697
April 2010	6.92	5.77	136,012
May 2010	8.18	5.78	180,625
June 2010	8.00	5.74	51,539
July 2010	7.54	6.08	92,220
August 2010	10.30	6.90	77,566
September 2010	13.17	9.90	109,280
October 2010	18.00	11.98	89,680
November 2010	24.01	16.49	165,330
December 2010	27.80	22.31	126,533

The price of the U.S. Dollar Warrants as quoted by the TSX at the close of business on December 31, 2010 was $24.60 and on March 23, 2011 was $25.68.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position(s) held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company as of the date of this annual information form.

Name,
Province/State and
Country of Residence	Position(s) with the Company	Principal Occupation

Douglas M. Holtby (2) British Columbia, Canada	Chairman of the Board and Director since April 2006 (4)	Corporate Director

Peter D. Barnes British Columbia, Canada	Chief Executive Officer and Director since April 2006 (4)	Chief Executive Officer of Silver Wheaton

Lawrence I. Bell (3) British Columbia, Canada	Director since April 2006 (4)	Corporate Director

George L. Brack (1)(2) British Columbia, Canada	Director since November 2009 (4)	Corporate Director

John A. Brough (1)(3) Ontario, Canada	Director since October 2004 (4)	Corporate Director

R. Peter Gillin (1)(2) Ontario, Canada	Director since October 2004 (4)	Corporate Director

Eduardo Luna Mexico City, Mexico	Director since December 2004 (4)	Executive Vice President and President, Mexico of Primero Mining Corp.

Wade D. Nesmith (3) British Columbia, Canada	Director since October 2004 (4)	Executive Chairman of Primero Mining Corp.

Randy V. J. Smallwood British Columbia, Canada	President	President of Silver Wheaton

Gary D. Brown British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of Silver Wheaton

Curt D. Bernardi British Columbia, Canada	Vice President, Legal and Corporate Secretary	Vice President, Legal and Corporate Secretary of Silver Wheaton

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources Committee.
(3)	Member of the Governance and Nominating Committee.
(4)	Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Douglas M. Holtby – Chairman of the Board and Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

Peter D. Barnes – Chief Executive Officer and Director. Mr. Barnes, a Chartered Accountant with over 20 years of senior management experience, was one of Silver Wheaton’s founders in 2004. He served as Silver Wheaton’s Executive Vice President and Chief Financial Officer until his appointment as Chief Executive Officer in April 2006. Prior to 2006, in addition to his role at Silver Wheaton, he was Executive Vice President and Chief Financial Officer of Goldcorp. Mr. Barnes was recently honoured with the Pacific region’s Ernst & Young Entrepreneur of the Year 2010 Mining and Metals award. He is a member of the Institute of Corporate Directors and the Silver Institute’s Board of Directors and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director. Mr. Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited, Matrix Asset Management Inc. and Goldcorp and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University and is a Fellow of the Institute of Corporate Directors.

George L. Brack – Director. Mr. Brack’s 26-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions, and the provision of equity financing. Until January 2009, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd., an investment banking firm specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., was Vice President of the investment banking group at CIBC Wood Gundy, and worked in Rio Algom’s Corporate Development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

John A. Brough – Director.  Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement.  Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc.  Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996.  Mr. Brough is an executive with over 30 years of experience in the real estate industry.  He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Income Fund, a director and Chairman of the Governance, Compensation and Nominating Committee of TransGlobe REIT, and a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust.  He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant.  He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management.  Mr. Brough is a member of the Canadian Institute of Chartered Accountants and of the Institute of Corporate Directors.

R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008 and Chief Restructuring Officer until December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. (a private company). Mr. Gillin was appointed a director of Sherritt International Corporation in January 2010 and Dundee Precious Metals Inc. in December 2009. From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer, and had been a director of that company since 1999. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D. from the Institute of Corporate Directors.

Eduardo Luna – Director. Mr. Luna is currently Executive Vice President and President, Mexico of Primero Mining Corp. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Wade D. Nesmith – Director. Mr. Nesmith is currently Executive Chairman of Primero Mining Corp. and from 2004 to 2009 was associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998. He is Chairman of Geovic Mining Corp. and Selwyn Resources Ltd. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

Randy V. J. Smallwood – President. Mr. Smallwood holds a geological engineering degree from the University of British Columbia. He was previously Director of Project Development for Wheaton River from 1993 through its merger with Goldcorp and until 2007. He has been instrumental in building Wheaton River, Goldcorp and Silver Wheaton over a 12-year period of acquisitions. Prior to joining Wheaton River, Mr. Smallwood worked with Homestake Mining Company, Teck Corp. and Westmin Resources.

Gary D. Brown – Chief Financial Officer. Mr. Brown is currently the Chief Financial Officer of Silver Wheaton having joined the Company in June 2008. Prior to Silver Wheaton, he was the Chief Financial Officer of TIR Systems Ltd. from September 2005 to July 2007. He has also held senior finance roles with CAE Inc., Westcoast Energy Inc., and Creo Inc. Mr. Brown brings almost 20 years of experience as a finance professional and holds professional designations as a Chartered Accountant and a Chartered Financial Analyst as well as having earned a Masters Degree in Accounting from the University of Waterloo.

Curt D. Bernardi – Vice President, Legal and Corporate Secretary. Mr. Bernardi has been practicing law since his call to the British Columbia bar in 1994. He worked for the law firm of Blake, Cassels & Graydon in the areas of corporate finance, mergers and acquisitions and general corporate law until leaving to join Westcoast Energy in 1998. Following the acquisition of Westcoast Energy by Duke Energy in 2002, Mr. Bernardi continued to work for Duke Energy Gas Transmission as in-house legal counsel, working primarily on reorganizations, mergers and acquisitions, joint ventures and general corporate/commercial work. In 2005, Mr. Bernardi joined Union Gas as their Director, Legal Affairs and was responsible for legal matters affecting Union Gas. He obtained his Bachelor of Commerce from the University of British Columbia and his Bachelor of Law from the University of Toronto.

As at December 31, 2010, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 742,490 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than Mr. Brough who is a director of a mining company that was subject to a management cease trade order against the directors and officers of the mining company from April 2005 to February 2006 in connection with such company’s failure to file audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the “SEC”) about certain accounting practices related to the accounting for goodwill. When the SEC accepted the mining company’s proposed treatment, the mining company made its filings, and the cease trade orders were revoked.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Mr. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005, and (b) Mr. Gillin who was the Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) when it filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. Mr. Gillin remained on the Board of Directors of Tahera until September 2008, at which point his involvement with Tahera ceased. To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies. Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See “Interest of Management and Others in Material Transactions”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since January 1, 2008, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

(1)

Each of Messrs. Bell and Holtby are directors of Goldcorp Inc. (“Goldcorp”), which is the owner of the Peñasquito mine and the Los Filos mine, and was the owner of the San Dimas mine until August 6, 2010;

(2)	Mr. Nesmith is the Executive Chairman and a director of Primero and holds a significant equity position in Primero, which is the owner of the San Dimas mine;

(3)	Mr. Luna is the Executive Vice President and President, Mexico and a director of Primero and holds a significant equity position in Primero, which is the owner of the San Dimas mine;

(4)

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero. In conjunction with the sale, the Company amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company (“CIBC Mellon”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the U.S. Dollar Warrants is CIBC Mellon at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the year ended December 31, 2009 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The San Dimas Silver Purchase Agreement referred to under the heading “General Development of the Business – Three Year History – San Dimas Transaction” in this annual information form;

2.	The Yauliyacu Silver Purchase Agreement referred to under the heading “Description of the Business – Principal Product – Yauliyacu Mine” in this annual information form;

3.	The Peñasquito Silver Purchase Agreement referred to under the heading “Description of the Business – Principal Product – Peñasquito Mine” in this annual information form;

4.	The Pascua-Lama Silver Purchase Agreement referred to under the heading “General Development of the Business – Three Year History – Barrick Transaction” in this annual information form; and

5.	The $600 million credit facility dated as of July 20, 2007, as amended, between the Company and the lenders.

Each of such contracts is available on SEDAR at www.sedar.com under the Company’s profile.

INTERESTS OF EXPERTS

The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Company’s mineral projects on a property material to the Company set out opposite their name(s) and contained in this annual information form:

Mineral Property	Qualified Person(s)

San Dimas Mines	Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited)

Yauliyacu Mine	Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton) (Mineral Reserves)
Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton) (Mineral Resources)

Peñasquito Mine	Guillermo A. Pareja, Ph.D, P.Geo. (Manager Mineral Resources, Goldcorp Inc.) (Mineral Resources)
Peter Nahan, AusIMM. (Senior Evaluation Engineer, Goldcorp Inc.) (Mineral Reserves)

Pascua-Lama Project	Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.) (Mineral Reserves)
Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.) (Mineral Resources)

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s mineral projects on a property material to the Company contained in this annual information form has been derived:

1.

San Dimas Mines —Velasquez Spring, P.Eng., Senior Geologist and Gordon Watts, P.Eng., Senior Associate Mineral Economist, both of Watts, Griffis and McQuat Limited prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico for Silver Wheaton Corp.” dated March 14, 2011.

2.

Yauliyacu Mine — Neil Burns, M.Sc., P.Geo., Director of Geology of the Company, and Samuel Mah, M.A.Sc., P.Eng., Director of Engineering of the Company, prepared a technical report in accordance with NI 43-101 entitled “2010 Resource and Reserve Update, Yauliyacu Mine, Peru” dated March 30, 2011.

3.

Peñasquito Mine — Guillermo Pareja, Ph.D, P.Geo., Peter Nahan, AusIMM., and Maryse Belanger, P.Geo., all of Goldcorp Inc. prepared a technical report in accordance with NI 43-101 entitled “Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” dated effective December 31, 2010.

4.

Pascua-Lama Project — Christopher Elliott, MAusIMM, George Even, MAusIMM, Dino Pilotto, P.Eng., Cameron Scott, P.Eng., and Bart Stryhas, P.Geo., all of SRK Consulting, and Edward McLean, MAusIMM, of Ausenco Services Pty. Ltd., prepared a technical report in accordance with NI 43-101 entitled “Amended NI 43-101 Technical Report, Pascua-Lama Project, Region III, Chile/San Juan Province, Argentina” dated effective September 9, 2009, and amended October 28, 2009.

Each of such reports are available on SEDAR at www.sedar.com under the Company’s profile and a summary of such reports is contained in this annual information form under “Description of the Business – San Dimas Mines, Mexico, – Yauliyacu Mine, Peru, – Peñasquito Mine, Mexico, – Pascua-Lama Project, Border of Chile and Argentina”, respectively.

The aforementioned firms or persons held either less than 1% or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or estimates. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Deloitte & Touche LLP is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The current members of the Company’s Audit Committee are John A. Brough (Chairman), George L. Brack and R. Peter Gillin. Each of Messrs. Brough, Brack and Gillin are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.

The Audit Committee met six times in 2010. Each of Messrs. Brough and Gillin were present at all six meetings. Mr. Brack was present at all three of the meetings held following his appointment to the Audit Committee in May 2010 and Mr. Lawrence I. Bell was present at all three of the meetings held prior to his removal from the Audit Committee in May 2010.

Relevant Education and Experience

See “Directors and Officers” for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2010 were C$652,045 (year ended December 31, 2009 – C$752,921).

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2010 were C$Nil (year ended December 31, 2009 – C$Nil).

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the year ended December 31, 2010 were C$56,853 (year ended December 31, 2009 – C$22,759).

All Other Fees

The aggregate fees in respect of all other matters billed by the Company’s external auditors for the year ended December 31, 2010 were C$18,098 (year ended December 31, 2009 – C$42,612). These fees were for technical assistance with respect to international financial reporting standards.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on May 20, 2011 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010.

SCHEDULE “A”

SILVER WHEATON CORP.
AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall operate under the guidelines applicable to all Board committees.

B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as a member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least quarterly with management and the independent auditor in in-camera sessions, and as determined in the discretion of the Committee with the head of internal Audit, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.	Documents/Reports Review

i)

Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

- A2 -

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Board Chair and CEO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

iv)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre- approval of non-audit services is satisfied if:

a)

the aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

- A3 -

v)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)	Review the relationship of non-audit fees to audit fees paid to the independent Auditor to ensure that auditor independence is maintained.

vii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)

Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

- A4 -

xiii)	Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.	Internal Auditors

i)	Review the effectiveness and independence of the internal auditor function;

ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk;

iii)	Periodically review:

a)	progress on the internal audit plan, including any significant changes to it;

b)	significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting;

c)	any significant internal fraud issues; and

iv)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by management.

G.	Financial Reporting Processes

i)

Periodically review the adequacy and effectiveness of the company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

ii)

Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

iii)

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iv)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Process Improvement

i)

Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

- A5 -

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

J.	Risk Management

- A6 -

i)

Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to manage these risks and exposures, including insurance coverage.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	The Committee may, from time to time, engage and set the compensation for outside consultants, advisors or other resources with the approval of the Board Chair in consultation with the CEO.

iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

iv)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

v)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vi)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

- A7 -

APPENDIX ONE TO SCHEDULE “A”
SILVER WHEATON CORP. AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:
a)	an understanding of financial statements and generally accepted accounting principles;
b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and
e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:
a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d)	other relevant experience.

- A8 -